# Itaú Corpbanca and subsidiaries

## Interim Consolidated Financial Statements (unaudited)

ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Financial Statements (unaudited)

$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2021	1

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Financial Position (unaudited)

(In millions of Chilean pesos - MCh$)

		As of March 31,	As of December 31,
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	3,291,402	3,089,072
Cash items in process of collection	5	434,518	173,192
Trading investments	6	439,171	580,369
Investments under resale agreements	7	68,731	105,580
Financial derivative contracts	8	2,814,421	3,982,803
Interbank loans, net	9	15,800	7,115
Loans and accounts receivable from customers, net	10	21,813,095	21,685,269
Available for sale investments	11	2,804,647	3,964,720
Held to maturity investments	11	100,338	111,643
Investments in companies	12	11,966	11,983
Intangibles	13	709,597	718,683
Fixed assets	14	52,794	56,020
Right of use asset under lease agreements	15	161,617	170,603
Current taxes	16	77,755	64,699
Deferred taxes	16	303,519	314,112
Other assets	17	515,484	602,769
TOTAL ASSETS		33,614,855	35,638,632
LIABILITIES
Deposits and other demand liabilities	18	6,121,358	6,197,406
Cash in process of being cleared	5	397,802	154,232
Obligations under repurchase agreements	7	344,587	638,851
Time deposits and other time liabilities	18	10,534,033	11,433,064
Financial derivative contracts	8	2,534,562	3,673,591
Interbank borrowings	19	3,894,846	3,798,978
Debt instruments issued	20	6,266,274	6,204,856
Other financial liabilities	20	23,393	13,123
Lease contracts liabilities	15	143,887	151,885
Current taxes	16	1,617	1,766
Deferred taxes	16	120	237
Provisions	21	278,681	282,283
Other liabilities	22	684,052	700,034
TOTAL LIABILITIES		31,225,212	33,250,306
EQUITY
Attributable to equity holders of the Bank
Capital	24	1,862,826	1,862,826
Reserves	24	470,873	1,195,849
Valuation accounts	24	(76,743)	25,873
Retained (losses) earnings:		63,155	(769,137)
Retained earnings from prior years	24	—	156,342
Income for the period/ (loss) for the year	24	90,222	(925,479)
Less: Provision for mandatory dividends	24	(27,067)	—
Total equity attributable to equity holders of the Bank		2,320,111	2,315,411
Non-controlling interest	24	69,532	72,915
TOTAL EQUITY		2,389,643	2,388,326
TOTAL LIABILITIES AND EQUITY		33,614,855	35,638,632

The explanatory notes are an integral part of these Interim Consolidated Financial Statements (unaudited).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	2

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Income for the period (unaudited)

(In millions of Chilean pesos - MCh$)

		For the three-month periods
	Notes	ended March 31,
		2021	2020
		MCh$	MCh$
Interest income	25	365,094	442,158
Interest expense	25	(137,260)	(224,188)
Net interest income		227,834	217,970
Fee and commission income	26	52,160	57,605
Fee and commission expense	26	(15,434)	(18,373)
Net fee and commission income		36,726	39,232
Net income from financial operations	27	59,386	182,485
Net foreign exchange income (loss)	28	1,696	(85,170)
Other operating income		6,430	16,568
Net operating profit before provision for loan losses		332,072	371,085
Provision for loan losses	29	(39,385)	(103,740)
NET OPERATING PROFIT		292,687	267,345
Personnel salaries and expenses	30	(72,236)	(72,846)
Administrative expenses	31	(63,118)	(61,723)
Depreciation and amortization	32	(24,575)	(32,360)
Impairment	32	—	—
Other operating expenses		(13,043)	(8,357)
TOTAL OPERATING EXPENSES		(172,972)	(175,286)
OPERATING INCOME		119,715	92,059
Income from investments in companies	12	1,440	1,148
Operating income before income taxes		121,155	93,207
Income taxes	16	(29,476)	(65,560)
CONSOLIDATED INCOME FOR THE PERIOD		91,679	27,647
Attributable to:
Equity holders of the Bank	24	90,222	27,130
Non-controlling interest	24	1,457	517
Earnings per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings (losses) per share	24	0.176	0.053
Diluted earnings (losses) per share	24	0.176	0.053

The explanatory notes are an integral part of these Interim Consolidated Financial Statements (unaudited).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	3

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period (unaudited)

(In millions of Chilean pesos - MCh$)

		For the three-month periods
	Notes	ended March 31,
		2021	2020
		MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	24	91,679	27,647
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	24	(39,436)	(25,315)
Exchange differences on investment in Colombia and New York branch	24	(26,110)	(35,408)
Gain from net investments in foreign operations hedge	24	(9,655)	45,843
Gain (loss) from cash flows hedge	24	(7,391)	(21,172)
Other comprehensive income before income taxes		(82,592)	(36,052)
Income taxes related to available for sale investments	24	12,208	5,635
Income taxes related to net investment in foreign operations hedge	24	2,607	(12,378)
Income taxes related to cash flows hedge	24	4,108	4,296
Income taxes on other comprehensive income		18,923	(2,447)
Other comprehensive income which may be reclassified subsequently to profit or loss, net of income taxes		(63,669)	(38,499)

OTHER COMPREHENSIVE INCOME WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	24	520	726
Income taxes related to defined benefits obligations	24	(146)	(202)
Other comprehensive income which may not be reclassified subsequently to profit or loss, net of income taxes		374	524

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	24	(63,295)	(37,975)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	24	28,384	(10,328)
Attributable to:
Equity holders of the Bank	24	31,767	(3,002)
Non-controlling interest	24	(3,383)	(7,326)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements (unaudited).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	4

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Changes in Equity for the period (unaudited)

(In millions of Chilean pesos - MCh$)

				Reserves				Retained earning
							Retained	Income for	Provision	Total attributable
				Reserves	Other non-		earnings	the year/	for	to equity	Non-
		Number of		from	earnings	Valuation	from	loss for	mandatory	holders of	controlling	Total
	Note	shares	Capital	earnings	reserves	accounts	prior years	the period	dividends	the Bank	interest	equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385
Distribution of income from previous year	24.b	—	—	—	—	—	127,065	(127,065)	—	—	—	—
Equity as of January 1, 2020		512,407	1,862,826	451,011	744,838	42,140	283,407	—	(38,120)	3,346,102	94,283	3,440,385
Dividends paid		—	—	—	—	—	(127,065)	—	38,120	(88,945)	—	(88,945)
Provision for mandatory dividends		—	—	—	—	—	—	—	(8,139)	(8,139)	—	(8,139)
Comprehensive income for the period		—	—	—	—	(30,132)	—	27,130	—	(3,002)	(7,326)	(10,328)
Equity as of March 31, 2020		512,407	1,862,826	451,011	744,838	12,008	156,342	27,130	(8,139)	3,246,016	86,957	3,332,973

Equity as of December 31, 2020		512,407	1,862,826	451,011	744,838	25,873	156,342	(925,479)	—	2,315,411	72,915	2,388,326
Distribution of income from previous year	24.b	—	—	(451,011)	(318,126)	—	(156,342)	925,479	—	—	—	—
Equity as of January 1, 2021		512,407	1,862,826	—	426,712	25,873	—	—	—	2,315,411	72,915	2,388,326
Dividends paid		—	—	—	—	—	—	—	—	—	—	—
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge		—	—	—	44,161	(44,161)	—	—	—	—	—	—
Provision for mandatory dividends		—	—	—	—	—	—	—	(27,067)	(27,067)	—	(27,067)
Comprehensive income for the period		—	—	—	—	(58,455)	—	90,222	—	31,767	(3,383)	28,384
Equity as of March 31, 2021		512,407	1,862,826	—	470,873	(76,743)	—	90,222	(27,067)	2,320,111	69,532	2,389,643

The explanatory notes are an integral part of these Interim Consolidated Financial Statements (unaudited).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements –March 31, 2021	5

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Cash Flows for the period (unaudited)

(In millions of Chilean pesos - MCh$)

		For the three-month periods
		ended March 31,
	Notes	2021	2020
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		121,155	93,207
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	32	24,575	32,360
Provisions for loans and accounts receivable from customers and interbank loans	29	54,357	117,895
Provisions and write-offs of assets received in lieu of payment		1,731	1,307
Provisions for contingencies		—	300
Mark to market of trading instruments	27	(63,844)	(163,086)
Adjustment (profit) loss for instruments available for sale	27	(10,475)	(18,060)
Adjustment (profit) loss on sale of loan portfolio	27	112	458
Net interest income		(227,834)	(217,970)
Fee and commission income	26	(52,160)	(57,605)
Fee and commission expense	26	15,434	18,373
Net foreign exchange (gain) loss	28	(1,696)	85,170
Net loss on sale of fixed assets		(34)	101
Net gain on sale of assets received in payment		(717)	(427)
Net gain on sale of assets held for sale		—	(970)
Net gain on sale of participation in companies	12	—	—
Net gain from investment on associates		(507)	—
Increase on deferred net tax asset and liability	16	(25,357)	(13,906)
Other debits (credits) that do not represent cash flows		(11,243)	(34,291)
Subtotals		(176,503)	(157,144)
Loans and accounts receivable from customers and interbank loans		(136,511)	(435,305)
Investments under resale agreements	5c)i)	419	(50,111)
Obligations under repurchase agreements	5c)i)	(294,264)	98,739
Trading investments	5c)ii)	(9,477)	(154,461)
Available for sale investments	5c)ii)	704,096	(133,722)
Held to maturity investments	5c)ii)	11,305	(36,486)
Other assets and liabilities		(316,429)	(274,670)
Time deposits and other time liabilities		(899,031)	1,088,093
Deposits and other demand liabilities		(76,048)	393,814
Dividends received from investments in companies	12	1,275	526
Foreign borrowings obtained	5c)iii)	424,698	1,052,836
Repayment of foreign borrowings	5c)iii)	(625,858)	(836,614)
Interest paid		(96,223)	(186,214)
Interest received		349,700	409,609
Net fee and commission income		28,047	31,452
Taxes paid		(64,899)	(56,774)
Repayment of other borrowings		10,270	(4,324)
Proceeds from sale of assets received in lieu of payment		4,241	2,346
Net cash flows provided by (used in) operating activities		(1,161,192)	751,590
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(7,651)	(13,307)
Sales of fixed assets		11	108
Proceeds from sale of assets held for sale		—	1,550
Proceeds from sale of investments in companies	12	—	(338)
Net cash flows used in investing activities		(7,640)	(11,987)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from Chilean Central Bank		146,121	—
Debt instruments issued		156,411	166,836
Redemption of debt issued		(75,417)	(84,273)
Dividends paid		(13)	(87,649)
Payments of lease liabilities	15	(8,137)	(8,419)
Net cash flows (used in) provided by financing activities		218,965	(13,505)
Effect of changes in exchange rates		42,815	132,237
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(907,052)	858,335
Cash and cash equivalents at the beginning of the period		4,506,256	1,447,939
Cash and cash equivalents at end of the period	5	3,599,204	2,306,274
Net increase (decrease) in cash and cash equivalents		(907,052)	858,335

			Cash flows		Changes other than cash flows
		As of							As of
		January 1,			Changes other			Currency	March31,
		2021	Received	Paid	than cash	Acquisition	Interest	exchange effects	2021
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank		2,257,226	149,974	—	—	—	166	—	2,407,366
Mortgage finance bonds		30,846	—	(2,508)	—	—	345	—	28,683
Bonds (senior and subordinated)		6,174,010	156,411	(72,909)	(87,808)	—	100,568	(32,681)	6,237,591
Lease contracts liabilities		151,885	—	(8,137)	1,442	(825)	1,121	(1,599)	143,887
Totals		8,613,967	306,385	(83,554)	(86,366)	(825)	102,200	(34,280)	8,817,527
Dividends approved and paid in 2021	24	—	—	—	—	—	—	—	—
Dividends approved in prior years and paid in 2021		—	—	(13)	—	—	—	—	—
Total Dividends paid		—	—	(13)	—	—	—	—	—
Subtotal cash flows from (used in) financing activities		—	306,385	(83,567)	—	—	—	—	—
Total cash flows from financing activities, net		—	222,818	—	—	—	—	—	—

The explanatory notes are an integral part of these Interim Consolidated Financial Statements (unaudited).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	6

ITAÚ CORPBANCA and subsidiaries

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	7

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. The entity is the merger result between Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.62% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), and transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima2. The Bank has total consolidated assets for Ch$33,614,855 million (MUS$46,675) and equity for Ch$2,389,643 million (MUS$3,318). Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services.

The legal address of Itaú Corpbanca is Rosario Norte No 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Interim Consolidated Financial Statements as of March 31, 2021, were approved by the Board of Directors on April 28, 2021.

Significant Accounting Policies and Others

a)Accounting period

The Interim Consolidated Financial Statements are referred as of March 31, 2021 and December 31, 2020 and comprise the three month periods ended March 31, 2021 and 2020.

b)Basis of preparation of the Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets in which Itaú Corpbanca and subsidiaries operates is facing an economy with a hyperinflationary currency.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	8

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail.

Additionally, these Interim Consolidated Financial Statements in relation to the application of IAS 34 “Interim Financial Information”, are prepared mainly with the intention of updating the content of the latest Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances occurred during the nine-month periods ended March 31, after the end of the year, and not duplicating the information previously published in the last Consolidated Financial Statements.

As a result, these Interim Consolidated Financial Statements do not include all the information that a complete set of Financial Statements prepared in accordance with the international accounting and financial information standards agreed by the IASB would require, so for an adequate understanding of the information included in these Interim Consolidated Financial Statements, these must be read in conjunction with the Annual Consolidated Financial Statements, corresponding to the immediately preceding annual period.

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. On them descriptive information and disaggregated information is presented.

c)Consolidation criteria

These Interim Consolidated Financial Statements comprise the preparation of the separate (individual) Financial Statements of the Bank and the controlled entities which participate in consolidation as of March 31, 2021 and December 31, 2020 and for the three month periods ended March 31, 2021 and 2020 included in the Interim Consolidated Financial Statements, and include necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with standards established in the Compendium of Accounting Standards issued by the CMF.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

For consolidation purposes, the financial statements of the branch in New York have been converted into Chilean pesos at the exchange rate of $720.19 for US$1 as of March 31, 2021 ($853.82 as of March 31, 2020 and $710.73 as of December 31, 2020), same situation for Colombian subsidiaries using an exchange rate of $0.1962 for COP $1 as of March 31, 2021 ($0.2111 as of March 31, 2021 and $0.2078 as of December 31, 2020), in accordance with IAS 21 “Effects of variations in foreign currency exchange rates”, relations with the valuation of investments abroad in countries with economic stability.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 18%,19%,29%, and 22%, respectively, of total consolidated assets, liabilities, income, and operating results as of March 31, 2021 (18% and 19% as of December 31, 2020 of total assets and liabilities; 28% and 17% as of March 31,2020, of income, and results of operations, net of consolidation adjustments).

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1)	Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;
2)	Exposure, or rights, to variable returns from its involvement with the investee;
3)	Ability to use its power over the investee to affect the amount of the Bank's returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The interim financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	10

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Ownership percentage
			Functional	As of March 31, 2021			As of December 31, 2020			As of March 31, 2020
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1)	Domestic	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Ltda. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	—	—	—
Recaudaciones y Cobranzas Ltda. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (5)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2)		Colombia	COP$	87.100	—	87.100	87.100	—	87.100	87.100	—	87.100
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	79.985	—	79.985	79.985	—	79.985	79.980	—	79.980
Itaú Securities Services Colombia S.A. (2) (6) (7)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A. (2) (8)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	87.083	87.083	—	87.083	87.083	—	87.083	87.083
Itaú (Panama) S.A. (3)		Panama	US$	—	87.100	87.100	—	87.100	87.100	—	87.100	87.100

(1)	Companies regulated by the Chilean Commission for the Financial Market (CMF).
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama.
(5)	Company regulated by Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(6)	On July 8, 2020, Recaudaciones y Cobranza Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to Ch$1.799.
(7)	On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to Ch$1.799.
(8)	On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 6 shares of Itaú Comisionista de Bolsa S.A. for the price of US$7.19 equivalent to Ch$5.648.

(ii)	Associated entities and/or business support

Associated entities are those over which the Bank has significant influence, although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 “Investments in Associates and Joint Ventures”:

Associates			As of March 31, 2021	As of December 31, 2020
name	Principal activity	Place of incorporation	% participation	% participation
Nexus S.A.	Credit and debit card operator	Santiago, Chile	14.8148%	14.8148%
Transbank S.A.	Credit card operator	Santiago, Chile	8.7188%	8.7188%

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors. This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned entities.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	11

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii)	Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv)	Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services.  Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 23 "Contingencies, Commitments, and Responsibilities", letter d), related to Responsibilities recorded in off-balance sheet accounts.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must consider the following aspects:

●Scope of its decision-making authority over the investee.
●Rights held by other parties
●The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent.  The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of March 31, 2021 and 2020, and December 31, 2020 they act as Agent and none of these investment vehicles is consolidated.

(v)	Joint Operation

An entity shall determine the type of joint arrangement in which it is involved. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement.

The Bank shall recognise in relation to its interest in a joint operation its assets, liabilities, revenue and expenses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	12

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

d)Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from shareholders’ equity in the Interim Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)Use of estimates and judgments

The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the period. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the period in which the estimate is reviewed and in any future period affected.

In certain cases, the regulator standards and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with the regulatory dispositions issued by the CAS, as stated in chapter B-2 "Impaired loans and charge-offs". Charge-offs are recorded as a reduction of the allowance for loan losses.

.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	13

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:

●Allowances for loan losses (Notes 9, 10, and 29).
●Fair value of financial assets and liabilities (Note 34).
●Contingencies and commitments (Note 23).
●Impairment losses of certain assets, including goodwill (Notes 9, 10, 13, 14, 15, 29 and 32).
●Current taxes and deferred taxes (Note 16).

During the period ended March 31, 2021, with exception of goodwill, there have been no significant changes in estimates made at the end of 2020 (see Note 32).

f)Classifications of financial instruments

(i)	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: ‘trading investments’, ‘held to maturity investments’, ‘available for sale investments’ and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Interim Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	14

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial assets measured at fair value

According to IFRS 13 “Fair Value Measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall consider the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those rare cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	15

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Interim Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Interim Consolidated Statements of Income.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments

The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity.

Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Net income (expenses) from financial operations”.

Interest and inflation-indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Interim Consolidated Statement of Income.

Investment instruments that are treated as hedged items in hedge accounting transactions relationships are adjusted according to the rules applicable to hedge accounting.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	16

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments are assessed at the end of each reporting period to timely identify impairment indication which may result in losses.

Investment instruments must be permanently assessed to timely identify impairment indication which may result in losses which are recorded in the Interim Consolidated Statement of Income as “impairment”.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify if there is objective evidence of impairment. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers and interbank loans

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term, They are measured at amortized cost using the effective interest method, less any impairment determined according to the CAS.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Interim Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Interim Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. However, in some circumstances, the Bank can subsequently designate a derivative from the trading derivatives portfolio as a hedging instrument if the requirements for hedge accounting set in IAS 39, are met.

Changes in the fair value of derivative instruments held for trading are included in “Net income (expenses) from financial operations” in the Interim Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	17

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be:

1)	A fair value hedge of existing assets or liabilities or a “commitment” to be executed
2)	cash flow hedge of existing assets or liabilities or forecast transactions
3)	A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1)	At the inception of the hedge there is formal designation and documentation of the hedging relationship;
2)	the hedge is expected to be highly effective;
3)	the effectiveness of the hedge can be reliably measured, and;
4)	the hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Interim Consolidated Statements of Income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Interim Consolidated Statement of Income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Interim Consolidated Statements of Income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Interim Consolidated Statement of Financial Position.

When a derivative instrument hedges the exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Interim Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line item of the Interim Consolidated Statement of Income. Any ineffective portion is directly recognized in the Interim Consolidated Statement of Income.

In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Interim Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presented in the Interim Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	18

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Interim Consolidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items:

-	Cash and deposits in banks: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corresponding lines or items.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements.

-	Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

(iii)	Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at fair value through profit and loss: As of March 31, 2021 and December 31, 2020 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities: Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	19

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iv)	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Interim Consolidated Statements of Financial Position:

-	Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to time differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in Note 8.

-	Interbank borrowings: this item includes obligations with other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and senior bonds placed in both local and foreign markets.

-	Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

g) Leases

On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

(i)	Assets for-right-of-use

At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	20

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these types of transactions.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank will depreciate the right-of-use asset from commencement date to the end of the useful life of the underlying asset. In another case, the Bank will depreciate the right-of-use asset from commencement to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, whichever comes first.

The Bank applies IAS 36 "Impairment of Assets" to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

As of March 31, 2021, the Bank has not identified impairment in the value of the right of use assets.

(ii)	Liability for lease

The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding).

The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	21

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

h)Allowances for loan losses

The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructions set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurred and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio

(i)	Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	22

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability to collect the principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

	Debtor	Probability of default	Loss given default	Expected loss
Type of portfolio	category	(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
Normal portfolio	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
Substandard portfolio	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure applies only in the case of financial or real guarantees.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	23

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
Non-compliant portfolio	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	24

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	25

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)	Group allowances

Collective assessment is used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank recognizes the higher amount of provision resulting from using the internal model and the standard provision method for mortgage loans established in the CAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

	Number of overdue					Default
LTV range	days	0	1 - 29	30 - 59	60 - 89	portfolio
	PI (%)	1.0916	21.3407	46.0536	75.1614	100
LTV ≤ 40%	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PI (%)	1.9158	27.4332	52.0824	78.9511	100
40% < LVT ≤ 80%	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PI (%)	2.5150	27.9300	52.5800	79.6952	100
80% < LVT ≤ 90%	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PI (%)	2.7400	28.4300	53.0800	80.3677	100
LVT > 90%	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	26

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

	MP factor of mitigation of losses for credits with state
Range LTV	insurance of auction
	Section V: Deed price of the house (UF)
	V ≤ 1,000	1,000 < V ≤ 2,000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

For this type of loan, the Bank recognizes the higher provision resulting from the internal models and standard models established in the CAS. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

●	Commercial leasing operations

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)
Days in arrears of the operation at	Type of leased assets
the end of the month	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)
LTV= Book value/Value of the leased asset
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.20
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	27

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Student loans

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability delinquency and type of loan (%)
Presents payment of principal or	Days of delinquency at the	Type of Student Loan
interest at the end of the month	end of the month	CAE	CORFO or other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Portfolio in default	100.00	100.00
No	N/A	41.60	16.50

Loss given default due according to the enforceability of the payment and type of loan (LGD) (%)
Presents payment of principal or interest at the end of	Type of Student Loan
the month	CAE	CORFO or other
Yes	70.90	70.90
No	50.30	45.80

●	Generic commercial placements and factoring

Factoring operations and commercial loans, other than those indicated above, the expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition, for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)
Days of delinquency at the end of the month	With collateral				No collateral
	LTV <=100%	%	LTV >100%	%
0	1.86		2.68		4.91
1-29	11.60		13.45		22.93
30-59	25.33		26.92		45.30
60-89	41.31		41.31		61.63
Portfolio in default	100.00		100.00		100.00

Loss Given Default (LGD) applicable according to LTV range (%)
		Commercial operations or	Factoring with
		factoring without transferor’s	transferor’ s
	LTV ranges	responsibility	responsibility
	LTV <= 60%	5,00	3,20
With collateral	60% < LTV <= 75%	20,30	12,80
	75% < LTV <= 90%	32,20	20,30
	90% < LTV	43,00	27,10
	No collateral	56,90	35,90

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees are directly associated with the debtor´s credits (not shared with other

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	28

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes all loans and contingent loans of a borrower that presents an overdue equal to or more than 90 days in the payment of interest or principal in any of its loans. It will also include borrowers who renegotiated a loan with more than 60 days overdue and borrower who have been subject to a forced debt renegotiation.

The following can be excluded from the group non-compliant portfolio:

a)	Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,
b)	Student loans as set forth in Law No. 20,027, that do not present conditions indicated in Circular No. 3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

-	None of the debtor obligations with the Bank are overdue for more than 30 days.
-	No new re-financing of loans has been granted
-	At least one of the payments received includes principal payment (total or partial).
-	If the debtor has a loan with partial payments due within six months, two payments have been made.
-	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
-	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(iii)	Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	29

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1)	Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.

2)	Property guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal.

3)	Financial guarantees. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset is sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

(iv) Additional provisions

The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the CMF. Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when a positive outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of March 31, 2021, the Bank recorded additional provisions for its commercial, consumer and mortgage loan portfolios for an amount of MCh$105,679. See Note 21 Provisions (as of December 31, 2020, the Bank recorded additional provisions for its commercial, consumer and mortgage loan portfolios for an amount of MCh$137,848).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	30

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)New accounting pronouncements

New accounting pronouncements introduced by the CMF

1) Standards and interpretations issued on current period

1.1) Circular No. 2,285 R11 file, to rate banks as systemically important. Complements instructions and extends filing date.

Issued on January 26, 2021, the circular includes clarifications to instructions regarding the definition of factors and sub-factors to establish the degree of systematic importance of a bank in accordance with Compilation of Accounting Standards (“CAS”) 21-11. Additionally amends numeral 3 of the standard, initially established by circular No 2,284 issued on December 31, 2021, extending filing date from February 1 to March 1, 2021 of the R11 report, including information referring to each of the twelve months of the year 2020.

Includes requirement to file the report of January and February 2021 on April 1, 2021, and in the following 9 business days, the information referring to March of the same year. As an extraordinary measure, the information will be reported through the ESI system (secure sending of information).

As of the date of issuance of these Consolidated Financial Statements, Management has filed the reports on meeting the deadlines requiered by the Circular.

1.2) Circular No. 2,286 regarding aspects related to guarantee loans for SMEs (FOGAPE)

Issued on February 26, 2021, it requires to update its information systems, in order to have the necessary information to evaluate the operation issued under the FOGAPE COVID-19 credit lines. File C50 is updated, this file provide information on operations issued under the FOGAPE COVID-19 credit lines program. The circular incorporates file C51 to inform mortgage operations postponed and guaranteed by FOGAPE, file D59 to inform the daily interest rates of operations guaranteed by FOGAPE Reactivation and FOGAPE Postponement. File E22 includes the detailed information used to asses financing requests covered by the FOGAPE Reactivation and FOGAPE Postponement .

The provisions of the Circular are from the date of its issuance.

The adoption of this circular has no impact on these Interim Consolidated Financial Statements, however, Management is working to comply with the requirements of the regulator.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	31

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2) Standards and interpretation issued but not yet effective

2.1) Circular No. 2,243 December 20, 2019, Compendium of Accounting Standards for Banks, Updated instructions and Circular No. 2,249 issued on April 20, 2020, amends Chapter E, postpones its first application.

As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, "CAS", in full.

All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system.

From the modifications mentioned before and the following sections are updated as follows:

●	Chapter A-1 Application of accounting criteria

In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS.

●	Chapter A-2 Limitations or clarifications on the use of general standards

The limitations and clarifications for the application of IFRS are adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows:

-   The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations.

-   The restriction for assets or liabilities to be recognized at fair value is eliminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted.

-    As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: "Financial assets for trading at fair value through profit and loss", "Financial assets not for trading compulsorily measured at fair value through profit and loss", "Financial assets designated at fair value through profit and loss", "Financial assets at fair value through other comprehensive income" and "Financial assets at amortized cost".

- In regard to the requirement on valuations of goodwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean Association of Accountants.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	32

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

- In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulative periods already disclosed under IAS 34, are eliminated.

-  It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, intangible assets, investment property and assets with the right to use property under lease.

- Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission's instructions prevail over IFRS 16, which must be applied in all aspects that do not conflict with them.

●	Chapter B-2 Provisions for credit risk

The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loan that are more than 90 days past due, whether the loan is subject to individual or group assessment.

●	Chapters C-1 and C-2 Impaired loans and write-offs

The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of Income for the period, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flow Statement are defined, incorporating more precise guidelines for the preparation of these.

In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified.

Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with "IFRS Practice Statement 1 - Management Commentary", which must accompany the interim and annual financial statements.

With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law.

●	Chapter C-3 Contingent credits

The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	33

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Other matching adjustments

In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated.

●	Chapter E- Transitional provisions

The new CAS provisions will be applicable as of January 1, 2022, with a transition date as of January 1, 2021, for purposes of the comparative financial statements to be issued as of March 2022.

Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item “Other non-earnings reserves” (item 32000.01.00), as of January 1, 2022.

Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2022.

In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions.

As of the date of issuance of these Interim Consolidated Financial Statements, Management is assessing the impact of adopting the new standard and is currently in process of implementing the changes required in order to comply with the requirements of the New Compendium of Accounting Standards for Banks.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	34

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.2) Circular No. 2,257 issued on May 22, 2020. Modifies chapter B-1 of the CAS. Allowing the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio.

Chapter B-1 of the CAS establishes standard models to determine provisions for credit risk of the mortgage portfolio for housing and commercial group portfolio. Currently, these methodologies do not allow the use of mortgage guarantees associated with home loans in determining the debt guarantee ratio and in the determination of the provisions in the group commercial portfolio.

As a result of the health crisis caused by COVID-19, the effects it has had on the economy and the credit risk in banking, the Commission reviewed this restriction, temporarily and until the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess of mortgage guarantee associated with housing loans in the standard model of provisions of the group commercial portfolio in Chapter B-1, determined from the application of a haircut of 20%.

Modifications introduced by this circular are to be implemented as of its issuance date.

As of the issuance of these Consolidated Financial Statements, the modifications introduced by the circular are of a transitory nature to address the effects of the health crisis caused by the Covid-19 pandemic, thus Management decided to not to implement the modifications. However, the adoption of the aforementioned circular will be evaluated during 2021.

2.3) Circular No. 2,267 issued on August 28, 2020 - Bank Factoring Operations.

The circular was issued with introduced new instructions regarding the discounting of invoices by banks and subsidiaries on their factoring business. Before the issuance of this circular, the assignments of credits originated in the sale of goods or provision of non-financial services, were limited to be carried out by the natural or legal persons with whom the factoring operation is agreed, or on behalf of whose buyers the payment commitment is assumed. The modifications included in the chapter 8-38 of the Updated Compilation of Standards allow the discount of invoices to be carried out by third parties other than those of their originators, given the safeguards provided by Law No. 19,983 in force today. Additionally, a title referring to "Accounting Standards" is included, which indicates that factoring operations should be treated as commercial placements, based on Chapter B-1 of the Compendium of Accounting Standards, both with regard to provisions for credit risk, as by their classification in the periodic information models.

The instructions established in this Circular came into force as of the date of its issuance.

As of the date of issuance of these Interim Consolidated Financial Statements, Management has implemented the aforementioned Circular, however, the adoption of this circular had no impact on these Interim Consolidated Financial Statements, given that factoring operations continue to be considered as commercial loans.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	35

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.4 Circulars issued related to the implementation process for Basel III adoption.

On January 12, 2019, Law No. 21,130 was issued updating the current banking legislation in order to implement the practices promoted by the Basel III agreement, introducing modifications to the General Banking Law (“GBL”).

In order to implement the new standard, the CMF began an implementation process by incorporating amendments and new chapters to the Compilation of Accounting Standards (“CAS”), the circulars issued with the amendments and new standards to date are detailed below:

Circular No. 2,281 issued on December 1, 2020, incorporates the new Chapter 21-6 to the CAS “Determination of assets weighted by credit risk”. The new Chapter establishes the methods that banks must consider to determine their assets weighted by credit risk (hereinafter, APRC), stablishing that banks may either use the proposed standard model or an internal model. The standard method is considered more sensitive to risk, since it has categories that depend on the type of counterparty and different risk elements, together with the possibility to reduce the ponderation used by type of asset, when credit risk mitigators are considered, as may be the case of compensation agreements, guarantees and bonds, financial guarantees or balance sheet compensation.

The standard includes a transitory provision, establishing the determination of assets weighted by credit risk to be carried out in accordance with the current provisions of Title II of Chapter 12-1 of the Updated Compilation of Standards, until November 30, 2021. The new methodology must be applied as of December 1, 2021.

Circular No. 2,283 issued on December 1, 2020, incorporates the new chapter 21-20 into the CAS, which incorporates requirements to promote market discipline and financial transparency through the disclosure of significant and timely information from the entities towards the market (pillar 3), the established conditions operate as a complement to the requirements of Pillar 1 and 2 in line with the implementation of each of these standards, in addition to being in accordance with the provisions of the GBL. The chapter requires banking institutions to publish an independent document, referring exclusively to pillar 3.

The applicability of the circular is as of December 1, 2022, it must be published for the first time in 2023 with information for the January-March quarter of that year.

As of the date of issuance of these Consolidated Financial Statements, Management completed the initial diagnosis for the implementation of Basel III, based on this, it has prepared an implementation plan which is in the process of execution in order to comply with the dates and requirements mentioned above.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	36

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

New accounting pronouncements introduced by IASB

1.Standards and interpretations issued on current period

1.1) Disclosure of Accounting Policies, which amends IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements.

On february 12, 2021, the International Accounting Standards Board (IASB) issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Interim Consolidated Financial Statements.

1.2) Definition of Accounting Estimates amendments to IAS 8.

On february 12, 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment makes the distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

The amendments are effective for annual periods beginning on or after 1 January 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Interim Consolidated Financial Statements.

1.3) Covid-19-Related Rent Concessions beyond 30 June 2021 amendment to IFRS 16.

On March 31, 2021 the Board issued Covid-19-Related Rent Concessions beyond 30 June 2021 which extended the availability of the practical expedient in IFRS 16 (the 2021 amendment), that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification by one year. The 2021 amendment resulted applying to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

The adoption of the amendment did not have a significant impact on the Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	37

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.Standards and interpretation issued in prior periods, but not yet effective

2.1)	IFRS 9 “Financial Instruments” – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments”. On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 "Financial Instruments: Recognition and Measurement".

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified based on the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called "fair value with change in other comprehensive income" for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 "Financial Instruments: Recognition and Measurement", however, there are differences in the requirements applicable to the measurement of the entity's own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 "Financial Instruments: Recognition and Measurement".

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a "reasonable compensation for early termination of the contract."

The modifications are effective for the annual periods beginning on January 1, 2019.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	38

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on "Advance payments with negative compensation". These conditions have been successfully modified.

The modifications are effective for annual periods beginning on January 1, 2019.

Amendment to IAS 28 "Investments in associates and joint ventures"

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28).

The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9.

Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of the CAS in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, it indicates that it will not apply this rule in advance, and furthermore it will not be applied while the CMF does not establish it as a standard of obligatory use for all Banks. With the issuance of the New Compendium of Accounting Standards for Banks (CASB), IFRS 9 should be applied only in those sections where the regulator allows it.

2.2)	Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

Management will evaluate the potential impacts of these amendments, once the new date to be implemented is determined on these amendments.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	39

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.3)	Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

Among the modifications are the following:

• An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.

• The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

• The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.

• The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The adoption of this amendment will not have a material impact on the Interim Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the CAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity.

2.4)	Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	40

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

-	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
-	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
-	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments published are effective for annual periods beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have material impacts on the Interim Consolidated Financial Statements.

2.5)	Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Interim Consolidated Financial Statements.

2.6)	Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	41

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Interim Consolidated Financial Statements.

2.7)	Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases - Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture - Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	42

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 2 - Accounting Changes

There are no significant accounting changes in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	43

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 3 - Significant Events

As of March 31, 2021, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

Changes in the Board of Directors

In ordinary session held on January 27, 2021, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of director Mr. Caio Ibrahim David, effective as of the same date. In his replacement, the Board of Directors agreed to appoint Mr. Matias Granata, who served as a director until the Annual Ordinary Shareholder’s Meeting held on March 18, 2021 and was elected as a director in the same meeting.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 18, 2021, as stablished on article 78 of Law No. 18,046, dividends will be paid exclusively from the net profits for the year after absorbing the accumulated losses reported at the end of the 2020 financial year, the Bank presented a loss attributable to the Bank's owners of MCh$925,479, as a result, no dividends were distributed corresponding to the 2020 financial year.

At the Ordinary Shareholders' Meeting, among other matters, it was also approved the appointment of Mr. Rogerio Braga and Matias Granata as directors of the Bank, replacing Mr. Andrés Bucher Cepeda and Caio Ibrahim David respectively.

Discontinuation of the net investment in Itaú Corpbanca Colombia hedge

During January 2021, by decision of Management, the hedge of net investment in Itaú Corpbanca Colombia was discontinued. The impact of discontinuing the hedge relationship was reclassified from valuation accounts to reserves, without generating an effect on the Consolidated Statement of Income.

New alliance between Itaú and Rappi

On March 29, 2021 the Bank announced to the market a new alliance with Rappi, as part of our digital transformation strategy. This agreement aims to revolutionize the local financial market with simple, innovative and unique digital products, allowing an increasing number of individuals to access new financial solutions in an agile and digital way. Itaú and Rappi expect the new offer of digital financial products and services to be available during the third quarter of 2021, through the new business model resulting from this alliance.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	44

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 3 - Significant Events, continued

ITAÚ CORPBANCA COLOMBIA S.A.

Profit Distribution 2020

Itaú Corpbanca Colombia presented a loss of MCh$192,966 million for year of 2020, given the loss presented for the year no profits were distributed. The loss will be recorded in the financial statements for 2021 as losses from previous years.

Annual Ordinary Shareholders’ Meeting Agreements

On March 18, 2021, the Ordinary Shareholders' Meeting of Itaú Corpbanca Colombia S.A., approved, among other matters, the financial statements as of December 31, 2020 and the other reports presented. Additionally, on the meeting, it was approved the re-election of all the members of the Board of Directors, appointed at the Ordinary Shareholders' Meeting held the previous year.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	45

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 "Operating Segments".

a.	Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

(i)Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

(ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

The Bank does not record transactions with a single external customer that generates income equal to or greater than 10% of total income during the three-month periods ended March 31, 2021 and 2020.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

●	attributed to the entity’s country of domicile and
●	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	46

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 4 - Reporting Segments, continued

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., and Itaú Corredores de Seguros Colombia S.A.

The information on interest income and inflation-indexation adjustments for the three-month periods ended March 31, 2021 and 2020, of the aforementioned geographical areas is as follows:

	2021			2020
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	279,526	85,568	365,094	321,989	120,169	442,158
Interest expense	(106,697)	(30,563)	(137,260)	(166,137)	(58,051)	(224,188)
Net interest income	172,829	55,005	227,834	155,852	62,118	217,970

c.	Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities as of March 31, 2021 and December 31, 2020, profits and losses for the three- month period ended on March 31, 2021 and 2020, is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1) Assets and liabilities

		As of March 31, 2021			As of December 31, 2020
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	3,047,875	243,527	3,291,402	2,761,202	327,870	3,089,072
Cash items in process of collection	5	431,516	3,002	434,518	173,099	93	173,192
Trading investments	6	199,389	239,782	439,171	143,330	437,039	580,369
Investments under resale agreements	7	63,842	4,889	68,731	84,173	21,407	105,580
Financial derivative contracts	8	2,707,502	106,919	2,814,421	3,817,286	165,517	3,982,803
Interbank loans, net and loans and accounts receivable from customers, net	9-10	17,819,367	4,009,528	21,828,895	17,572,588	4,119,796	21,692,384
Available for sale investments	11	2,217,219	587,428	2,804,647	3,353,239	611,481	3,964,720
Held to maturity investments	11	—	100,338	100,338	7,297	104,346	111,643
Investments in companies	12	8,368	3,598	11,966	8,710	3,273	11,983
Intangibles (*)	13	675,718	33,879	709,597	682,695	35,988	718,683
Fixed assets	14	30,954	21,840	52,794	32,161	23,859	56,020
Right of use asset under lease agreements	15	135,527	26,090	161,617	142,108	28,495	170,603
Current taxes	16	55,376	22,379	77,755	44,976	19,723	64,699
Deferred taxes	16	252,875	50,644	303,519	263,934	50,178	314,112
Other assets	17	445,193	70,291	515,484	513,838	88,931	602,769
Totals		28,090,721	5,524,134	33,614,855	29,600,636	6,037,996	35,638,632

(*)Includes Goodwill generated from the business combination of Banco Itaú Chile and Corpbanca for MCh$492,512 as of March 31, 2021 and of December 31, 2020.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	47

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 4 - Reporting Segments, continued

		As of March 31, 2021			As of December 31, 2020
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18	3,987,653	2,133,705	6,121,358	3,939,501	2,257,905	6,197,406
Cash items in process of being cleared	5	397,773	29	397,802	154,231	1	154,232
Obligations under repurchase agreements	7	242,216	102,371	344,587	399,593	239,258	638,851
Time deposits and other time liabilities	18	9,178,661	1,355,372	10,534,033	9,984,010	1,449,054	11,433,064
Financial derivative contracts	8	2,442,950	91,612	2,534,562	3,494,611	178,980	3,673,591
Interbank borrowings	19	3,492,490	402,356	3,894,846	3,393,160	405,818	3,798,978
Debt instruments issued	20	5,568,530	697,744	6,266,274	5,472,392	732,464	6,204,856
Other financial liabilities	20	23,393	—	23,393	13,123	—	13,123
Obligations for lease	15	119,161	24,726	143,887	125,265	26,620	151,885
Current taxes	16	734	883	1,617	596	1,170	1,766
Deferred taxes	16	16	104	120	—	237	237
Provisions	21	177,281	101,400	278,681	181,003	101,280	282,283
Other liabilities	22	603,492	80,560	684,052	619,955	80,079	700,034
Totals		26,234,350	4,990,862	31,225,212	27,777,440	5,472,866	33,250,306

c.2) Income for the three-month periods ended March 31, 2021 and 2020:

		For the three-month periods ended March 31,
		2021			2020
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	172,830	55,004	227,834	155,852	62,118	217,970
Net fee and commission income	26	30,655	6,071	36,726	31,353	7,879	39,232
Net income (expense) from financial operations	27	28,573	30,813	59,386	45,818	136,667	182,485
Net foreign exchange gain (loss)	28	18,964	(17,268)	1,696	44,776	(129,946)	(85,170)
Other operating income		1,926	4,504	6,430	10,200	6,368	16,568
Provision for loan losses	29	(22,827)	(16,558)	(39,385)	(83,249)	(20,491)	(103,740)
NET OPERATING PROFIT		230,121	62,566	292,687	204,750	62,595	267,345
Depreciation and amortization	32	(20,437)	(4,138)	(24,575)	(21,547)	(10,813)	(32,360)
Operating expenses (*)		(105,020)	(43,377)	(148,397)	(95,665)	(47,261)	(142,926)
OPERATING INCOME (LOSS)		104,664	15,051	119,715	87,538	4,521	92,059
Income (loss) from investments in companies	12	(342)	1,782	1,440	622	526	1,148
Income taxes	16	(23,899)	(5,577)	(29,476)	(64,452)	(1,108)	(65,560)
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD		80,423	11,256	91,679	23,708	3,939	27,647

(*)Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	48

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 5 - Cash and Cash Equivalents

a.	Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Cash and deposits in banks
Cash	224,602	254,200
Deposits in the Central Bank of Chile	2,244,319	1,067,421
Deposits in local banks	15,904	27,017
Deposits in foreign banks	806,577	1,740,434
Subtotals cash and deposits in banks	3,291,402	3,089,072

Cash items in process of collection, net (1)	36,716	18,960
Highly liquid financial instruments (2)	247,046	1,337,754
Investments under resale agreements (3)	24,040	60,470
Totals cash and cash equivalents	3,599,204	4,506,256

(1) See letter b. “Cash in process of collection and in process of being cleared” on the next page.

(2) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of March 31,	As of December 31,
	Note	2021	2020
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	167,617	132,043
Available for sale investments	11	79,429	1,205,711
Totals		247,046	1,337,754

(3) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" of the asset in the Interim Consolidated Statement of Financial Position. The detail is as follows:

		As of March 31,	As of December 31,
	Note	2021	2020
		MCh$	MCh$
Investments under resale agreements	7 a)	24,040	60,470

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	49

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 5 - Cash and Cash Equivalents, continued

b.	Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	26,623	37,030
Funds receivable	407,895	136,162
Subtotals assets	434,518	173,192
Liabilities
Funds payable	397,802	154,232
Subtotals liabilities	397,802	154,232
Cash items in process of collection, net	36,716	18,960

c.	Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

(i) Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

(ii) Investments portfolio.  This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 6 and Note 11).

(iii) Foreign borrowings and repayment of foreign borrowings.  These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 19) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

(iv) Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	50

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 6 - Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	80,017	21,369
Other Government securities	86,367	86,673
Other Chilean securities
Bonds	46	271
Other securities	576	—
Foreign financial securities
Bonds	226,210	432,178
Other securities	13,572	4,861
Investments in mutual funds
Funds managed by related entities	32,383	35,017
Funds managed by third parties	—	—
Totals	439,171	580,369

As of March 31, 2021, the trading portfolio financial assets include MCh$167,617 (MCh$132,043 as of December 31, 2020) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	51

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of March 31, 2021 and December 31, 2020 the instruments acquired under agreements to resell are as follows:

	As of March 31, 2021
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—	—
Government securities	20,535	43,307	—	63,842
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	—	—	—
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	1,384	1,384
Other foreign instruments	3,505	—	—	3,505
Totals	24,040	43,307	1,384	68,731

	As of December 31, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—	—
Government securities	—	43,633	—	43,633
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	40,540	—	—	40,540
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	14,072	—	1,477	15,549
Other foreign instruments	5,858	—	—	5,858
Totals	60,470	43,633	1,477	105,580

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	52

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.	As of March 31, 2021 and December 31, 2020 the instruments acquired under agreements to repurchase are as follows:

	As of March 31, 2021
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	59,446	—	—	59,446
Government securities	180,232	—	—	180,232
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	2,538	—	—	2,538
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities				—
Foreign financial securities	—	—	—	—
Other foreign instruments	102,371	—	—	102,371
Totals	344,587	—	—	344,587

	As of December 31, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	310,565	—	—	310,565
Government securities	49,337	—	—	49,337
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	39,691	—	—	39,691
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	—	—
Other foreign instruments	239,258	—	—	239,258
Totals	638,851	—	—	638,851

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	53

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 8 - Financial Derivative Contracts and Hedge Accounting

a.	Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of March 31,		As of December 31,
	2021		2020
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	147,191	76,650	306,472	162,450
Derivatives held for trading	2,667,230	2,457,912	3,676,331	3,511,141
Totals	2,814,421	2,534,562	3,982,803	3,673,591

a.1) Financial derivatives assets

	As of March 31, 2021
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,391,946	1,944,948	466,129	199,712
Currency swaps	230,469	1,135,499	8,705,544	847,778
Interest rate swaps	1,766,585	6,381,113	26,156,043	1,766,213
Call currency options	10,575	16,943	—	366
Put currency options	11,021	7,201	—	352
Totals	7,410,596	9,485,704	35,327,716	2,814,421

	As of December 31, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	11,979,567	9,741,905	35,094,355	3,982,803

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	54

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivatives liabilities

	As of March 31, 2021
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	5,099,078	3,682,721	1,707,904	184,131
Currency swaps	509,401	966,105	7,651,612	695,587
Interest rate swaps	2,283,665	6,169,063	26,944,392	1,653,454
Call currency options	10,563	14,678	—	811
Put currency options	4,776	4,111	—	579
Totals	7,907,483	10,836,678	36,303,908	2,534,562

	As of December 31, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	11,773,751	9,168,819	35,820,728	3,673,591

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	55

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of March 31, 2021 and December 31, 2020 the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of March 31, 2021
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	243,665	2,280,117	2,987,417	147,191	76,650
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	75,783	13,479	—
Interest rate swaps	—	221,946	1,927,394	125,668	47,935
Subtotals	—	221,946	2,003,177	139,147	47,935
Cash flows hedge
Currency forwards	72,276	1,936,860	952,930	2,159	25,018
Currency swaps	—	—	—	—	—
Interest rate swaps	—	44,291	31,310	2,244	234
Subtotals	72,276	1,981,151	984,240	4,403	25,252
Net investment in a foreign operation hedge
Currency forwards	171,389	77,020	—	3,641	3,463
Subtotals	171,389	77,020	—	3,641	3,463

Derivatives held for trading	15,074,414	18,042,265	68,644,207	2,667,230	2,457,912
Currency forwards	10,247,359	3,613,789	1,221,103	193,912	155,650
Currency swaps	739,870	2,101,604	16,281,373	834,299	695,587
Interest rate swaps	4,050,250	12,283,939	51,141,731	1,638,301	1,605,285
Call currency options	21,138	31,621	—	366	811
Put currency options	15,797	11,312	—	352	579
Subtotals	15,074,414	18,042,265	68,644,207	2,667,230	2,457,912
Totals	15,318,079	20,322,382	71,631,624	2,814,421	2,534,562

	As of December 31, 2020
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,704,562	965,569	2,261,626	306,472	162,450
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	—	201,193	2,035,653	213,579	61,705
Cash flows hedge
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	1,661,848	746,075	225,973	6,013	33,350
Net investment in a foreign operation hedge
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotals	2,042,714	18,301	—	86,880	67,395

Derivatives held for trading	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Totals	23,753,318	18,910,724	70,915,083	3,982,803	3,673,591

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	56

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 9 - Interbank Loans

a)	As of March 31, 2021 and December 31, 2020 interbank loans are detailed as follows:

	As of March31,	As of December 31,
	2021	2020
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign Banks
Interbank cash loans	8,634	—
Loans to foreign banks	—	—
Non-transferable deposits with foreign banks	7,212	7,131
Allowances for loans losses	(46)	(16)
Subtotals	15,800	7,115
Chilean Central Bank
Deposits with the Chilean Central Bank not available	—	—
Subtotals	—	—
Totals	15,800	7,115

b)	Movements in allowances and impairment for local and foreign interbank loans for the three-month period ended on March 31, 2021 and for the year ended December 31, 2020 are detailed as follows:

	As of March 31, 2021			As of December 31, 2020
	Banks			Banks
	Local	Foreign	Totals	Local	Foreign	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at the beginning of the period/year	—	(16)	(16)	—	(430)	(430)
Charge-offs	—	—	—	—	—	—
Allowances established	—	(402)	(402)	—	(407)	(407)
Allowances released	—	371	371	—	800	800
Impairment	—	—	—	—	—	—
Exchange differences	—	1	1	—	21	21
Balances at end of period / year	—	(46)	(46)	—	(16)	(16)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	57

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 10 - Loans and accounts receivable from customers

a)	Loans and accounts receivable from customers

As of March 31, 2021 and December 31, 2020 the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of March 31, 2021	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,932,955	1,265,681	12,198,636	(546,364)	(60,183)	(606,547)	11,592,089
Foreign trade loans	866,475	1,929	868,404	(19,668)	(2,017)	(21,685)	846,719
Checking accounts debtors	65,217	10,045	75,262	(4,308)	(3,731)	(8,039)	67,223
Factoring transactions	143,346	346	143,692	(3,660)	(139)	(3,799)	139,893
Student loans	532,959	64,606	597,565	—	(17,432)	(17,432)	580,133
Commercial leasing transactions	848,905	67,999	916,904	(19,380)	(3,784)	(23,164)	893,740
Other commercial loans and receivables	17,583	2,067	19,650	(477)	(1,536)	(2,013)	17,637
Subtotals	13,407,440	1,412,673	14,820,113	(593,857)	(88,822)	(682,679)	14,137,434
Mortgage loans
Loans with mortgage finance bonds	20,350	1,813	22,163	—	(158)	(158)	22,005
Endorsable mortgage mutual loans	80,586	6,873	87,459	—	(699)	(699)	86,760
Other mortgage mutual loans	4,751,795	205,457	4,957,252	—	(32,480)	(32,480)	4,924,772
Mortgage leasing transactions	277,698	9,708	287,406	—	(10,788)	(10,788)	276,618
Other mortgage loans and receivables	69,350	1,483	70,833	—	(531)	(531)	70,302
Subtotals	5,199,779	225,334	5,425,113	—	(44,656)	(44,656)	5,380,457
Consumer loans
Installment consumer loans	1,723,561	124,288	1,847,849	—	(146,875)	(146,875)	1,700,974
Checking account debtors	109,265	9,594	118,859	—	(9,378)	(9,378)	109,481
Credit card balances	462,980	9,674	472,654	—	(17,793)	(17,793)	454,861
Consumer leasing transactions	1,032	44	1,076	—	(98)	(98)	978
Other consumer loans and receivables	30,216	693	30,909	—	(1,999)	(1,999)	28,910
Subtotals	2,327,054	144,293	2,471,347	—	(176,143)	(176,143)	2,295,204
Totals	20,934,273	1,782,300	22,716,573	(593,857)	(309,621)	(903,478)	21,813,095

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of December 31, 2020	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,907,500	1,267,481	12,174,981	(555,343)	(59,475)	(614,818)	11,560,163
Foreign trade loans	846,209	3,290	849,499	(18,933)	(3,048)	(21,981)	827,518
Checking accounts debtors	59,545	10,581	70,126	(4,214)	(3,993)	(8,207)	61,919
Factoring transactions	155,156	384	155,540	(3,941)	(176)	(4,117)	151,423
Student loans	533,813	74,475	608,288	—	(17,980)	(17,980)	590,308
Commercial leasing transactions	868,947	72,350	941,297	(20,067)	(4,335)	(24,402)	916,895
Other commercial loans and receivables	26,076	2,087	28,163	(868)	(1,536)	(2,404)	25,759
Subtotals	13,397,246	1,430,648	14,827,894	(603,366)	(90,543)	(693,909)	14,133,985
Mortgage loans
Loans with mortgage finance bonds	21,550	1,795	23,345	—	(114)	(114)	23,231
Endorsable mortgage mutual loans	83,039	7,417	90,456	—	(515)	(515)	89,941
Other mortgage mutual loans	4,563,173	208,861	4,772,034	—	(29,411)	(29,411)	4,742,623
Mortgage leasing transactions	295,271	12,303	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	72,881	1,634	74,515	—	(329)	(329)	74,186
Subtotals	5,035,914	232,010	5,267,924	—	(42,087)	(42,087)	5,225,837
Consumer loans
Installment consumer loans	1,724,931	141,908	1,866,839	—	(137,770)	(137,770)	1,729,069
Checking account debtors	113,626	10,383	124,009	—	(8,407)	(8,407)	115,602
Credit card balances	456,053	11,571	467,624	—	(18,821)	(18,821)	448,803
Consumer leasing transactions	1,279	188	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	32,033	1,281	33,314	—	(2,626)	(2,626)	30,688
Subtotals	2,327,922	165,331	2,493,253	—	(167,806)	(167,806)	2,325,447
Totals	20,761,082	1,827,989	22,589,071	(603,366)	(300,436)	(903,802)	21,685,269

Unimpaired portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	58

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 10 - Loans and accounts receivable from customers, continued

Impaired portfolio

This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

As of March 31, 2021, the Bank pledged as collateral to the Central Bank of Chile (BCCh) loans from the commercial portfolio in order to access the new Conditional Funding Facility (FCIC). The program includes access to 4-year funds at the BCCh overnight rate, with available funds size increasing as a function of additional loans pledged as collateral. The pledged loans have an outstanding principal balance of MCh$1,903,478 (MCh$1,766,997 as of December 30, 2020). Additional disclosures on FCIC are included in Notes 19 and 23, letter e).

b)	Allowances

Movements in credit risk allowances for the three-month period ended March 31, 2021 and for the year ended on December 31, 2020 are detailed as follows:

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2021	603,366	300,436	903,802
Portfolio charge-offs
Commercial loans	(11,640)	(9,530)	(21,170)
Mortgage loans	—	(2,541)	(2,541)
Consumer loans	—	(29,591)	(29,591)
Total charge-offs	(11,640)	(41,662)	(53,302)
Allowances established	43,170	87,456	130,626
Allowances released	(26,266)	(26,191)	(52,457)
Allowances used	—	(427)	(427)
Exchange differences	(14,773)	(9,991)	(24,764)
Balances as of March 31, 2021	593,857	309,621	903,478

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	444,184	336,234	780,418
Portfolio charge-offs
Commercial loans	(101,121)	(35,500)	(136,621)
Mortgage loans	—	(9,006)	(9,006)
Consumer loans	—	(153,187)	(153,187)
Total charge-offs	(101,121)	(197,693)	(298,814)
Allowances established	411,540	298,350	709,890
Allowances released	(134,114)	(122,482)	(256,596)
Allowances used	—	(2,123)	(2,123)
Exchange differences	(17,123)	(11,850)	(28,973)
Balances as of December 31, 2020	603,366	300,436	903,802

c)	Portfolio sales

As of March 31, 2021, the Bank sold part of its current and written-off loan portfolios, recognizing a loss of Ch$67 million. During the year ended December 31, 2020, no sales of this type were performed.

Additionally, as of March 31, 2020, the Bank sold part of its Government guaranteed students loan portfolio (Law No. 20,027) which generated a loss, net of provisions for loan losses, of Ch$45 million (a loss of Ch$458 million as of March 31, 2019). The provisions for loan losses of the sold portfolio amount to Ch$457 million.

These effects are included in "Net income (expense) from financial operations" in the Interim Consolidated Statement of Income for the period (see Note 27).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	59

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 11 - Investment Instruments

a)	Investment instruments

As of March 31, 2021 and December 31, 2020 detail of instruments available for sale and held to maturity is as follows:

	As of March 31, 2021			As of December 31, 2020
	Available	Held		Available	Held
	for sale	to maturity	Totals	for sale	to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,542	—	1,542	1,170,841	—	1,170,841
Chilean Treasury bonds	1,890,836	—	1,890,836	1,783,765	—	1,783,765
Other government securities	101,141	—	101,141	101,573	—	101,573
Other local institutions financial instruments
Time deposits in local banks	9,002	—	9,002	14,856	—	14,856
Mortgage finance bonds	28	—	28	30	—	30
Chilean financial institutions bonds	188,433	—	188,433	277,163	—	277,163
Other local financial investments	4,641	—	4,641	4,616	—	4,616
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	98,697	—	98,697	217,185	—	217,185
Other foreign financial instruments	510,327	100,338	610,665	394,691	111,643	506,334
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—
Other financial instruments	—	—	—	—	—	—
Totals	2,804,647	100,338	2,904,985	3,964,720	111,643	4,076,363

As of March 31, 2021, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$79,429 (MCh$1,205,711 as of December 31, 2020) (see Note 5).

The portfolio of instruments available for sale includes an unrealized loss of MCh$4.396 as of March 31, 2021 (MCh$39,505 as of December 31, 2020), recognized in “Valuation accounts” in Equity, distributed between MCh$(7,061) as of March 31, 2021 (MCh$29,993 as of December 31, 2020) attributable to equity holders of the Bank and MCh$2,665 as of March 31, 2021 (MCh$9,512 as of December 31, 2020) attributable to non-controlling interest.

As of March 31, 2021, the portfolio of financial instruments available for sale includes financial instruments for an amount of MCh$591,177 ( MCh$319,213 as of December 31,2020) pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic. Further disclosures on FCIC are included in Note 19 and Note 23.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	60

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 11 - Investment Instruments, continued

b)	Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of March 31, 2021 and December 31, 2020 are detail as follows:

	As of March 31, 2021
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,554	21	(33)	1,542
Chilean Treasury bonds	1,910,780	5,133	(25,077)	1,890,836
Other government securities	99,262	2,220	(341)	101,141
Other local institutions financial instruments
Time deposits in local banks	8,773	229	—	9,002
Mortgage finance bonds	27	1	—	28
Chilean financial institutions bonds	185,403	3,067	(37)	188,433
Other local financial investments	3,189	1,452	—	4,641
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	84,434	15,676	(1,413)	98,697
Other foreign financial instruments	515,621	1,554	(6,848)	510,327
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	2,809,043	29,353	(33,749)	2,804,647

	As of December 31, 2020
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,171,350	29	(538)	1,170,841
Chilean Treasury bonds	1,781,626	8,989	(6,850)	1,783,765
Other government securities	96,924	4,649	—	101,573
Other local institutions financial instruments
Time deposits in local banks	14,622	252	(18)	14,856
Mortgage finance bonds	29	1	—	30
Chilean financial institutions bonds	273,028	4,135	—	277,163
Other local financial investments	3,189	1,427	—	4,616
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	193,389	23,848	(52)	217,185
Other foreign financial instruments	391,058	3,724	(91)	394,691
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	3,925,215	47,054	(7,549)	3,964,720

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	61

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 12 - Investments in Companies

As of March 31, 2021 and December 31, 2020 detail of the investments in companies is presented below:

a)	Investments recognized using the equity method (associates):

	As of March 31, 2021			As of December 31, 2020
		Investment			Investment
Company	Participation	value	Income	Participation	value	Income
	%	MCh$	MCh$	%	MCh$	MCh$
Nexus S.A.	14.8148%	1,445	167	14.8148%	1,278	(1,341)
Transbank S.A.	8.7188%	5,362	(509)	8.7188%	5,871	(1,453)
Totals		6,807	(342)		7,149	(2,794)

b)	Shares or rights in other companies

	As of March 31,		As of December 31,
Company	2021		2029
	%	MCh$	%	MCh$
Combanc S.A.	8.1848	305	8.1848	305
Redbanc S.A.	2.5043	110	2.5043	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4021	132	9.4021	132
Imerc OTC S.A.	8.6624	1,012	8.6624	1,012
A.C.H. Colombia (*)	4.2100	181	4.2100	192
Redeban Multicolor S.A. (*)	1.6000	223	1.6000	236
Cámara de Compensación Divisas de Colombia S.A. (*) (**)	—	—	6.2056	86
Cámara de Riesgo Central de Contraparte S.A. (*) (**)	1.2832	588	—	—
Bolsa de Valores de Colombia (*)	0.6700	593	0.6700	629
Credibanco (*)	6.3662	1,999	6.3662	2,116
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	16	5.2630	16
Totals		5,159		4,834

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) As a result of the merger between the Cámara de Riesgo Central de Contraparte and Cámara de Compensacion de Divisas, an exchange of shares was carried out, where the bank tranfered the shares held in the Cámara de Compensacion de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte which were recorded at its market value, as a result of this transaction the Bank recorded a profit of Ch$507 million (Ch$420 million corresponding to the shares held by Itaú Corpbanca Colombia SA and Ch$87 million to the shares held by Itaú Comisionista de Bolsa Colombia SA). These effects are included in "Income (loss) from investments in companies" in the Interim Consolidated Statement of Income for the period.

c)	During the three-month period ended March 31, 2021 and 2020, the Bank received dividends, according to the following detail:

	2021	2020
	MCh$	MCh$
Dividends received	1,275	526
Totals	1,275	526

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	62

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 12 - Investments in Companies, continued

d)	Movement on investments in companies for the three-month period ended March 31, 2021 and for the year ended on December 31, 2020, is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Balances as of January 1,	11,983	14,938
Investment acquisition (*)	507	338
Investments sales (*)	(86)	(174)
Participation in income	(342)	(2,794)
Exchange differences	(96)	(325)
Totals	11,966	11,983

(*) Includes the profit of Ch$507 million resulted from share exchange transaction between Camara de Riesgo Central de Contraparte y la Camara de Compensacion de Divisas (Ch$420 million corresponding to the shares held by Itaú Corpbanca Colombia S.A. and Ch$87 million to the shares held by Itaú Comisionista de Bolsa Colombia S.A.).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	63

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 13 - Intangible Assets

a)	Composition of intangibles assets as of March 31, 2021 and December 31, 2020 is as follows:

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of March 31,
Items	years	years	2021	Gross balances	amortization	2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	126,663	221,530	(99,076)	122,454
IT projects and licenses	2	1	12,830	14,342	(916)	13,426
Assets generated in business combination:			578,503	681,556	(108,475)	573,081
Goodwill	—	—	492,512	492,512	—	492,512
Trademarks	10	5	26,794	51,037	(25,518)	25,519
Customer relationship	10	5	13,845	26,371	(13,185)	13,186
Core deposits	8	3	45,352	111,636	(69,772)	41,864
Other projects	10	4	687	4,055	(3,419)	636
Totals			718,683	921,483	(211,886)	709,597

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of December 31,
Items	years	years	2020	Gross balances	amortization	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	169,991	221,070	(94,407)	126,663
IT projects and licenses	2	2	14,944	13,484	(654)	12,830
Assets generated in business combination:			1,431,614	681,556	(103,053)	578,503
Goodwill	—	—	1,194,331	492,512	—	492,512
Trademarks	10	5	31,898	51,037	(24,243)	26,794
Customer relationship	10	5	63,317	26,371	(12,526)	13,845
Core deposits	8	3	142,068	111,636	(66,284)	45,352
Other projects	10	4	1,196	4,055	(3,368)	687
Totals			1,617,745	920,165	(201,482)	718,683

b)	Movements on gross balances for intangible assets as of March 31, 2021 and December 31, 2020 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	221,070	13,484	189,044	492,512	4,055	920,165
Acquisitions	5,001	1,379	—	—	—	6,380
Disposals	(310)	(41)	—	—	—	(351)
Exchange differences	(4,231)	(480)	—	—	—	(4,711)
Balances as of March 31, 2021	221,530	14,342	189,044	492,512	4,055	921,483

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	64

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 13 - Intangible Assets, continued

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	304,448	43,104	393,748	1,194,331	4,055	1,939,686
Acquisitions	43,747	12,002	—	—	—	55,749
Disposals	(47,746)	(8,388)	—	—	—	(56,134)
Impairment (1) (2) (3)	(67,363)	(32,334)	(195,596)	(694,936)	—	(990,229)
Exchange difference	(12,016)	(900)	(9,108)	(6,883)	—	(28,907)
Balances as of December 31, 2020	221,070	13,484	189,044	492,512	4,055	920,165

(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; mainly due to the derecognition of the systems from Corpbanca. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of Ch$4,325 million (Ch$7,838 million on the gross value of the asset and Ch$3,513 million). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million (Ch$32,334 million gross value of the asset and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,911 million (Ch$195,596 million on the gross value of the asset and Ch$81,685 million on accumulated amortization).
(3)	Goodwill impairment was allocated between the Chile CGU in Ch$448,273 million and the Colombia CGU in Ch$246,663 million.See additional disclosures in Note 32.

c)Movements on accumulated amortization of intangible assets as of March 31, 2021 and as of December 31, 2020 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(94,407)	(654)	(103,053)	(3,368)	(201,482)
Amortization for the period	(7,294)	(256)	(5,422)	(51)	(13,023)
Exchange differences	2,625	(6)	—	—	2,619
Balances as of March 31, 2021	(99,076)	(916)	(108,475)	(3,419)	(211,886)

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the year	(40,632)	(1,748)	(31,736)	(509)	(74,625)
Disposals	44,490	—	—	—	44,490
Impairment (1) (2)	31,612	29,236	81,685	—	142,533
Exchange differences	4,580	18	3,463	—	8,061
Balances as of December 31, 2020	(94,407)	(654)	(103,053)	(3,368)	(201,482)
(1)	Impairment loss on "Computer equipment software or system" and "IT projects and licenses" was recorded due to the systems integration; caused by the usage discontinuation of the Corpbanca systems. Impairment on Computer equipment system or software recorded in the Chile CGU had a net effect of loss Ch$31,426 million (Ch$59,525 million on the gross value of the asset and Ch$28,099 million on accumulated amortization). Impairment on System and software recorded in the Colombia CGU had a net effect of MCh$4,325 (MCh$7,838 on the gross value of the asset and Ch$3,513 million in accumulated amortization). Finally, impairment on IT projects and licenses recorded in the Chile CGU had a net effect of Ch$3,098 million (Ch$32,334 million on the gross asset value of and Ch$29,236 million in accumulated amortization).
(2)	Impairment loss on intangible assets generated in business combinations recorded in the Colombia CGU had a net effect of Ch$113,138 million (Ch$193,761 million on the gross value of the asset and Ch$80,623 million on the accumulated amortization).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	65

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 13 - Intangible Assets, continued

d)Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As a result of the evaluation of the impairment indicators, as of June 30, 2020, the impairment test was carried out on the valuation of Goodwill and the intangibles generated in business combinations assigned to CGUs Chile and Colombia.

The outcome of the impairment test, concluded that it was necessary to recognize in the Interim Consolidated Financial Statements as of June 30, 2020, an impairment loss associated with the Goodwill assigned to the Chile CGU for Ch$448,273 million, a loss for Ch$246,663 million corresponding to the total of Goodwill assigned to the Colombia CGU and a loss of Ch$113,911 million (Ch$79,364 million net of deferred taxes) that represents all of the intangibles generated in business combinations assigned to the Colombia CGU. The total impact of these effects on the result attributable to the Bank's owners amount to Ch$764,024 million and Ch$10,276 million corresponding to non-controlling interest. This was reported on July 9, 2020 to the Commission for the Financial Market and recognized in the Interim Financial Statements as of June 30, 2020.

Lastly, due to the merger of the financial institutions, Itaú Corpbanca has used systems to manage its operations of both entities, in order to eliminate the duplication of systems and generate efficiencies, the bank has  established an integration plan. In relation to this process, during 2020 the migration of the surviving systems was substantially completed, and impairment as of December 31, 2020 for MCh $ 38,849 has been recognized, affecting those systems and licenses that do not will continue to be used.

As of March 31, 2021, no indications of impairment have been identified that affect the balances of intangibles.

Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of March 31, 2021 and December 31, 2020. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	66

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 14 - Fixed Assets

a)Fixed assets as of March 31, 2021 and December 31, 2020 are broken down as follows:

	Useful	Remaining	Net assets as			Net assets as of
	life	amortization	of January 1,	Gross	Accumulated	March 31,
	years	years	2021	balances	depreciation	2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	26	15	15,565	20,942	(6,079)	14,863
Equipment	6	4	27,650	83,569	(58,048)	25,521
Others	9	3	12,805	35,760	(23,350)	12,410
Furniture			6,986	20,554	(14,042)	6,512
Others			5,819	15,206	(9,308)	5,898
Totals			56,020	140,271	(87,477)	52,794

	Useful	Remaining	Net assets as			Net assets as of
	life	amortization	of January 1,	Gross	Accumulated	December 31,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	26	15	13,104	21,763	(6,198)	15,565
Equipment	6	4	27,551	85,404	(57,754)	27,650
Others	9	5	17,307	35,664	(22,859)	12,805
Furniture			8,879	21,203	(14,217)	6,986
Others			8,428	14,461	(8,642)	5,819
Totals			57,962	142,831	(86,811)	56,020

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank's fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b)	Movements on gross balances of fixed assets as of March 31, 2021 is the follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	21,763	85,404	35,664	142,831
Acquisitions	1	735	535	1,271
Sales and/or disposals for the period	—	(162)	(137)	(299)
Exchange differences	(822)	(2,408)	(302)	(3,532)
Balances as of March 31, 2021	20,942	83,569	35,760	140,271

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	67

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 14 - Fixed Assets, continued

Movements on gross balances of fixed assets for the year ended December 31, 2020 is the follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	17,521	81,423	47,748	146,692
Acquisitions	159	9,964	1,803	11,926
Sales and/or disposals for the year	—	(1,855)	(1,974)	(3,829)
Impairment (1) (2)	(618)	(578)	(9,862)	(11,058)
Reclassification to asset held for sale (3)	5,622	—	—	5,622
Exchange differences	(921)	(3,550)	(1,173)	(5,644)
Others	—	—	(878)	(878)
Balances as of December 31, 2020	21,763	85,404	35,664	142,831
(1)	Corresponds to ATM equipment impairment loss of Ch$24 million (Ch$53 million on the gross value of the asset and Ch$29 million on accumulated depreciation)
(2)	Impairment on property, plant and equipment was recorded as a result of the restructuring plan implemented and controlled by Management in Chile. This plan aims to capture efficiencies from the closure of branches and by the offering our clients digital solutions for their financial needs. As a result, impairment losses for an amount of Ch$867 million have been recorded on land and buildings, equipment and other assets (Ch$11,005 million on the gross value of the asset and Ch$10,138 million on accumulated depreciation).
(3)	Assets classified as available for sale that came out of the sales plan in Colombia and are reclassified back to fixed assets. See note 17.

c)	Movements on accumulated depreciation of fixed assets for three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(6,198)	(57,754)	(22,859)	(86,811)
Depreciation of the period	(113)	(2,056)	(801)	(2,970)
Sales and/or disposals for the period	—	140	137	277
Exchange differences	232	1,622	173	2,027
Balances as of March 31, 2021	(6,079)	(58,048)	(23,350)	(87,477)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	68

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 14 - Fixed Assets, continued

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(4,417)	(53,872)	(30,441)	(88,730)
Depreciation of the period	(631)	(8,967)	(4,580)	(14,178)
Sales and/or disposals for the year	—	1,855	1,893	3,748
Impairment (1) (2)	251	526	9,390	10,167
Reclassification to asset held for sale	(1,634)	—	—	(1,634)
Exchange differences	233	2,704	879	3,816
Balances as of December 31, 2020	(6,198)	(57,754)	(22,859)	(86,811)

(1)	Corresponds to Impaired ATM equipment with a gross value of Ch$53 million and Ch$29 million on accumulated depreciation, generating a net loss of Ch$24 million.
(2)	Impairment on property, plant and equipment was recorded as a result of the restructuring plan implemented and controlled by Management in Chile. This plan aims to capture efficiencies from the closure of branches and by the offering our clients digital solutions for their financial needs. As a result, impairment losses for an amount of Ch$867 million have been recorded on land and buildings, equipment and other assets (Ch$11,005 million on the gross value of the asset and Ch$10,138 million on accumulated depreciation).

d) Impairment

Since the health emergency, the bank has had to accelerate the digital transformation in order to take care of both its customers and its collaborators. For this, processes have been digitized so that our clients can access their products and make use of the various services provided by the bank. Along the same lines, the bank has also permanently adopted the teleworking modality to minimize the exposure of our collaborators to Covid 19.

One of the main effects of the pandemic has been reflected in our customers preferring to use digital channels over making transactions in person at our branches, which has been reflected in a decrease in the flow of customers in certain branches. As a result, the Bank has initiated a restructuring plan in search of efficiencies in order to close branches that have lower customer demand, added to the Bank's choice to adopt the teleworking modality, the plan also contemplates the closure of certain offices central.

Within the framework of the aforementioned restructuring plan, as of December 31, 2020, the Bank has recognized the impairment of certain assets associated with branches and offices which were closed during fiscal year 2020.

e) Restrictions

The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2021 and December 31, 2020. Additionally, fixed assets have not been delivered as collateral for the fulfillment of obligations. On the other hand, there are no amounts owed for fixed assets by the Bank on the dates indicated above.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	69

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 15 – Assets for right of use and lease contracts liabilities

a)	Right of use asset under lease agreements
i)	The Bank mainly has opening contracts for its branches and corporate building. The composition of the item as of March 31, 2021 and December 31, 2020, is as follows:

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	March 31,
	years	years	2021	balances	depreciation	2021
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	145,906	194,080	(55,897)	138,183
Leasehold improvements	9	5	24,595	54,858	(31,506)	23,352
Other assets	3	3	102	163	(81)	82
Totals			170,603	249,101	(87,484)	161,617

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	December 31,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	167,265	195,992	(50,086)	145,906
Leasehold improvements	10	5	37,118	55,055	(30,460)	24,595
Other assets	3	3	176	173	(71)	102
Totals			204,559	251,220	(80,617)	170,603

ii)	Movement on gross balances of right of use assets for the three-month period ended on March 31, 2021 and for the year ended on December 31, 2020, is as follows:

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	195,992	55,055	173	251,220
Additions	1,035	385	—	1,420
Disposals	(2,584)	—	—	(2,584)
Remeasurements of the liability for readjustments	1,442	—	—	1,442
Exchange differences	(1,805)	(582)	(10)	(2,397)
Balances as of March 31, 2021	194,080	54,858	163	249,101

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	197,065	71,769	190	269,024
Additions	9,250	5,044	—	14,294
Disposals	(9,707)	(381)	—	(10,088)
Remeasurements of the liability due to modifications (1)	747	—	—	747
Remeasurements of the liability due to inflation-indexation readjustments	2,701	—	—	2,701
Disposals due to impairment (2)	—	(20,363)	—	(20,363)
Exchange differences	(4,064)	(1,014)	(17)	(5,095)
Balances as of December 31, 2020	195,992	55,055	173	251,220
(1)	Corresponds to remeasurements of the recognized liability due to contracts modifications.
(2)	includes impairment recognized on improvements in leased properties due to the restructuring plan, generating a net loss of Ch$9,403 million (an effect on the gross value of the asset of Ch$20,363 million and Ch$10,960 million in accumulated depreciation)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	70

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 15 – Assets for right of use and lease contracts liabilities, continued

iii)	Movement on accumulated depreciation of assets for the right to use leased assets for the three-month period ended March 31, 2021 and for the year ended December 31, 2020, is as follows:

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(50,086)	(30,460)	(71)	(80,617)
Depreciation (1)	(7,134)	(1,434)	(14)	(8,582)
Disposals	778	—	—	778
Exchange differences	545	388	4	937
Balances as of March 31, 2021	(55,897)	(31,506)	(81)	(87,484)

(1)See note 32 "Depreciation, amortization and impairment".

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(29,800)	(34,651)	(14)	(64,465)
Depreciation (1)	(29,936)	(7,648)	(57)	(37,641)
Disposals	8,738	287	—	9,025
Impairment (1)(2)	—	10,960	—	10,960
Exchange differences	912	592	—	1,504
Balances as of December 31, 2020	(50,086)	(30,460)	(71)	(80,617)

(1)See note 32 "Depreciation, amortization and impairment".
(2)Impairment recognized on improvements in leased properties due to the restructuring plan, generating a net loss of Ch$9,403 million (an effect on the gross value of the asset of Ch$20,363 million and Ch$10,960 million in accumulated depreciation).
b)	Lease contracts liabilities
(i)The obligations for lease contracts as of March 31, 2021 and December 31, 2020, are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Lease contracts liabilities	143,887	151,885
Totals	143,887	151,885

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	71

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 15 – Assets for right of use and lease contracts liabilities, continued

The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract.

(ii)	The movement of the obligations for lease contract liabilities for the three-month period ended on March 31, 2021 and for the year ended December 31, 2020, is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Opening balances as of January 1,	151,885	172,924
Additions due to new contracts (1)	1,035	9,250
Disposals due to early termination	(1,860)	(1,971)
Interest expenses	1,121	4,923
Remeasurements of the liability due to modifications (2)	—	1,399
Remeasurements of the liability due to indexation adjustments	1,442	2,701
Exchange rate adjustments	—	(4)
Exchange differences	(1,599)	(3,650)
Capital and interest payments	(8,137)	(33,687)
Ending balances	143,887	151,885

(1) Includes renewed contracts

(2) Includes remeasurements of the recognized liability due to contract modifications.

i)The future maturities of the lease liabilities as of March 31, 2021 and December 31, 2020, are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	30,094	30,829
After 1 year but within 2 years	26,898	27,779
After 2 years but within 3 years	23,194	24,083
After 3 years but within 4 years	20,468	20,991
After 4 years but within 5 years	14,696	16,627
After 5 years	28,537	31,576
Total	143,887	151,885

c) Impairment

Since the COVID-19 health emergency, the Bank accelerated its digital transformation as a means to take care of both its customers and workforce. For this purpose, processes have been digitized, so that its clients may access its products and make use of the various services provided by the Bank from its digital platform. The Bank adopted remote working as a means to minimize the exposure of its workforce to COVID-19. One of the main effects of the pandemic has been the preference of the Bank’s clients to use digital channels over performing in-person transactions in its branches, which has led to a decrease in the flow of clients in certain branches. As a result, the Bank has initiated a restructuring plan in order to improve efficiency, closing branches that have lower customer demand. The plan also contemplates the closure of certain offices, given the Bank's adoption of remote working.

Within the framework of the aforementioned restructuring plan, during this fiscal year, the Bank has recognized the impairment of certain assets associated with branches and offices that were closed during fiscal year 2020.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	72

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of March 31, 2021 was MCh$76,138 (MCh$62,933 as of December 31, 2020), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of March 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	53,914	1,462	22,379	77,755	43,533	1,443	19,723	64,699
Current tax liabilities	(734)	—	(883)	(1,617)	(596)	—	(1,170)	(1,766)
Totals net	53,180	1,462	21,496	76,138	42,937	1,443	18,553	62,933

(*)Corresponds to the New York branch.

a.2) Details of current tax items by geographical area

	As of March 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, effect on income	(6,341)	—	(443)	(6,784)	12,348	—	(4,284)	8,064
Income tax, effect on equity, net investments abroad	3,299	—	—	3,299	(21,795)	—	—	(21,795)
Income tax, effect on equity cash flow	352	—	—	352	(5)	—	—	(5)
Income tax, rate 27%	(2,690)	—	(443)	(3,133)	(9,452)	—	(4,284)	(13,736)

Deductions:
Monthly provisional payments	51,342	—	21,928	73,270	49,340	—	21,268	70,608
Tax credit for training costs	800	—	—	800	800	—	—	800
Tax credit for donations	385	—	—	385	264	—	—	264
4% capital event credit	3,846	—	—	3,846	2,920	—	—	2,920
Other taxes to be recovered (**)	(503)	1,462	11	970	(935)	1,443	1,569	2,077
Totals	53,180	1,462	21,496	76,138	42,937	1,443	18,553	62,933

(*)Corresponds to the New York branch

(**)	They correspond mainly to the provision of taxes for previous years, taxes to be recovered from previous years, between others.
b)	Effect on income

The tax expense for the three-month periods ended March 31, 2021 and 2020 is comprised of the following items:

	For the three-month periods ended
	March 31,
	2021	2020
	MCh$	MCh$
Income tax expense
Income tax for the period	(6,784)	(70,179)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the period	(25,357)	2,558
Subtotals	(32,141)	(67,621)
Others	2,665	2,061
Net (debit) credit to income taxes	(29,476)	(65,560)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	73

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

c)	Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of March 31, 2021 and as of December 31, 2020.

	2021	2020
Nominal tax rates by geographic area	Rate	Rate
Chile	27.0%	27.0%
Colombia	34.0%	36.0%
United States	24.1%	25.3%

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the three-month periods ended March 31,
	2021		2020
	Tax	Tax	Tax	Tax
	rate	amount	rate	amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	32,712	27.00	25,166
Effect subsidiary rates Colombia (**)	1.13	1,364	0.46	431
Tax by income EEUU	0.39	475	(0.64)	(600)
Monetary correction over tax based equity (***)	(8.79)	(10,647)	(10.86)	(10,121)
Exchange rate changes investment in Colombia (****)	4.34	5,259	53.62	49,978
Effect rates New York branch (**)	(0.35)	(419)	0.01	4
Other adjustments (*)	0.60	732	0.75	702
Effective tax rate	24.32	29,476	70.34	65,560

(*)This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**)These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result.

(***)During the three-month period ended March 31, 2021, the inflation indexation adjustments over the Tax Equity was equal to 1.2% (1.1% in 2020).

(****) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes and not recognized for financial purposes. The value presented represents the expense (income) of income tax due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to economically protect it against the variation in the exchange rate. The effect of the instruments (which compensates the tax effect here presented) is recognized in the Net foreign exchange gain (loss) on the Interim Consolidated Statement of Income for the period.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	74

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

d)	Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the three-month periods
	ended March 31,
	2021	2020
	MCh$	MCh$
Effect of investment instruments available for sale	12,208	5,635
Variation effect of accounting hedges net investment abroad	2,607	(12,378)
Effect of variation of cash flow hedges	4,108	4,296
Total (charges) credits in other comprehensive income	18,923	(2,447)

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the three-month periods
	ended March 31,
	2021	2020
	MCh$	MCh$
Income taxes related to defined benefits obligations	(146)	(202)
Totals in other comprehensive income	(146)	(202)

e)	Effect of deferred taxes

e.1) Totals deferred taxes

	As of March 31, 2021			As of December 31, 2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect on profit and loss
Allowances for loan losses	183,450	—	183,450	183,996	—	183,996
Miscellaneous provisions	83,191	(15)	83,176	64,383	—	64,383
Tax losses	48,896	—	48,896	51,546	—	51,546
Lease division and others	12,077	—	12,077	10,803	—	10,803
Net tax value of amortizable assets	2,184	—	2,184	2,231	—	2,231
Provisions for employee benefits	—	53	53	10,183	17	10,200
Interest and inflation-indexation overdue portfolio	5,741	—	5,741	6,031	—	6,031
Mark to market of financial instruments	7,903	—	7,903	37,517	—	37,517
IFRS 16 leases effects	(11,292)	1	(11,291)	1,643	—	1,643
Price difference not accrued	130	—	130	183	—	183
Itaú-Corpbanca business combination	(17,972)	—	(17,972)	(17,975)	—	(17,975)
Depreciation of plants and equipment	(30,249)	(271)	(30,520)	(30,697)	(274)	(30,971)
Others	10,039	112	10,151	(272)	20	(252)
Totals assets (liabilities) for deferred taxes	294,098	(120)	293,978	319,572	(237)	319,335

Deferred taxes with effect on other comprehensive income						—
Taxes for investments available for sale	5,188	—	5,188	(9,946)	—	(9,946)
Defined benefits tax	4,233	—	4,233	4,486	—	4,486
Subtotal deferred tax assets (liabilities) with effect on other comprehensive income	9,421	—	9,421	(5,460)	—	(5,460)
Total deferred tax assets (liabilities)	303,519	(120)	303,399	314,112	(237)	313,875

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	75

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area:

	As of March 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	234,847	18,028	50,644	303,519	245,271	18,663	50,178	314,112
Deferred tax liabilities	(16)	—	(104)	(120)	—	—	(237)	(237)
Totals by geographic area, net	234,831	18,028	50,540	303,399	245,271	18,663	49,941	313,875

(*) Corresponds to the subsidiary located in New York, branch.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of March 31, 2021				As of December 31, 2020
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	171,551	—	11,899	183,450	172,045	—	11,951	183,996
Miscellaneous provisions	74,559	2,329	6,288	83,176	64,559	1,025	(1,201)	64,383
Tax losses	2,286	16,072	30,538	48,896	1,744	15,500	34,302	51,546
Lease division and others	4,249	—	7,828	12,077	3,682	—	7,121	10,803
Net tax value of amortizable assets	2,184	—	—	2,184	2,231	—	—	2,231
Provision associated with staff	(4,177)	91	4,139	53	6,449	195	3,556	10,200
Interest and inflation-indexation overdue portfolio	5,741	—	—	5,741	6,031	—	—	6,031
Mark to market of financial instruments	11,414	(450)	(3,061)	7,903	40,938	(448)	(2,973)	37,517
Lease division and others	989	53	(12,333)	(11,291)	1,080	48	515	1,643
Price difference not accrued	130	—	—	130	183	—	—	183
Itaú-Corpbanca business combination	(17,972)	—	—	(17,972)	(17,975)	—	—	(17,975)
Depreciation of plants and equipment	(30,631)	(67)	178	(30,520)	(31,611)	(68)	708	(30,971)
Others	9,926	337	(112)	10,151	(2,523)	2,860	(589)	(252)
Totals assets (liabilities), net	230,249	18,365	45,364	293,978	246,833	19,112	53,390	319,335

Taxes on investments available for sale	4,582	(337)	943	5,188	(1,562)	(449)	(7,935)	(9,946)
Taxes on defined benefit obligations	—	—	4,233	4,233	—	—	4,486	4,486
Subtotals assets (liabilities) for deferred tax with effect on other comprehensive income	4,582	(337)	5,176	9,421	(1,562)	(449)	(3,449)	(5,460)
Total deferred tax assets (liabilities)	234,831	18,028	50,540	303,399	245,271	18,663	49,941	313,875

(*) Corresponds to the subsidiary located in New York, branch.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	76

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 16 - Current Taxes and Deferred Taxes, continued

f)	Summary of deferred taxes

The following is a summary of the deferred taxes with effect on equity and on income.

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
With effect on other comprehensive income	9,421	(5,460)
With effect on profit and loss	294,098	319,572
Total deferred tax assets	303,519	314,112

With effect on other comprehensive income	—	—
With effect on profit and loss	(120)	(237)
Total deferred tax liabilities	(120)	(237)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	77

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 17 - Other Assets

a)	As of March 31, 2021 and December 31, 2020 composition of Other assets is as follows:

	As of March 31,	As of December 31,
	2020	2020
	MCh$	MCh$
Assets for leasing (1)	17,494	10,807
Assets received or awarded in lieu of payment (2)	10,286	9,009
Assets received in lieu of payment	16,324	16,055
Provisions for assets received in lieu of payment or awarded	(12,454)	(13,306)
Assets awarded at judicial auction	6,416	6,260
Other assets	487,704	582,953
Deposits in guarantee	11,415	11,230
Accounts and notes receivable (3)	23,730	46,175
Right of intermediation operations	37,458	26,589
Assets recovered from leasing for sale	3,254	3,809
Rentals paid in advance (4)	383	991
Fixed assets held for sale (6)	463	1,809
Prepaid expenses (5)	28,787	26,629
Collateral for financial transactions (threshold)	312,962	413,439
VAT credit	2,488	3,562
Insurance brokerage fees receivable	8,750	6,741
Other assets	58,014	41,979
Totals	515,484	602,769

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.12% as of March 31, 2021 (0.08% as of December 31, 2020) of the Bank's effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off. In response to the COVID-19 pandemic, the CMF issued a transitory provision and extends the term for the disposal of these assets. See Note 1, letter i) “New accounting pronouncements”. Provisions may also be required from the difference between the initial value of these assets in relation to its fair value.

(3)This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 33, letter b)

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

b)	Movements on the provision for assets received in lieu of payment or awarded for the three-month periods ended March 31, 2021 and year ended on December 31, 2020 are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Opening balance	(13,306)	(44,301)
Provisions released	1,116	30,622
Provisions established	(924)	(4,006)
Exchange differences	660	4,379
Ending balance	(12,454)	(13,306)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	78

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

As of March 31,2021 and December 31, 2020 deposits and other demand liabilities are as follows:

	As of March 31,	As of December 31
	2021	2020
	MCh$	MCh$
Checking accounts	4,012,646	4,038,467
Demand deposits and demand accounts	1,826,099	1,852,355
Advance payments received from customers	33,401	40,032
Other demand liabilities	249,212	266,552
Totals	6,121,358	6,197,406

As of March 31, 2021 and December 31, 2020 the composition of deposits and other time deposits is as follow:

	As of March 31,	As of December 31
	2021	2020
	MCh$	MCh$
Time deposits	10,515,254	11,413,370
Time savings accounts	18,552	19,467
Other time credit balances	227	227
Totals	10,534,033	11,433,064

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	79

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 19 - Interbank Borrowings

a)	As of March 31, 2021 and December 31, 2020 interbank borrowings are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Loans and other obligations
Chilean Central Bank (*)	2,407,366	2,257,226
Subtotal	2,407,366	2,257,226
Loan obtained from foreign financial institutions
Banco de Bogotá	7,218	4,156
Banco Itaú Paraguay S.A.	35,662	—
Banco Latinoamericano de Exportación (BLADEX)	61,687	60,759
Bancoldex S.A. (Colombia)	14,804	11,123
Bank of America, N.A.	79,221	92,395
Bank of Montreal	100,588	113,404
Bank of New York	57,615	56,858
Bank of Nova Scotia	83,421	82,324
BBVA Asset Management Continental S.A. (Perú)	77,054	75,057
BNP Paribas	104,373	92,167
Citibank N.A.	—	37,522
Cobank C.B.	30,094	16,258
Commerzbank A.G.	27,006	24,055
Corporación Andina de Fomento	36,010	71,073
Credicorp Capital SASAF	184,928	175,854
Deutsche Bank A.G.	71,791	74,220
Export Development Canada	48,453	—
Findeter S.A. Financiera del Desarrollo Territorial	—	44,100
IFC Corporación Financiera Internacional	83,659	82,561
Interfondos S.A. Sociedad Administradora de Fondos	10,852	20,105
La Caixa	29,658	25,690
Scotia Fondos Sociedad Administradora de Fondos S.A.	14,707	24,280
Sumitomo Mitsui Banking Corporation	232,292	217,347
Unicredit Bank	—	14,220
Wells Fargo Bank, N.A.	39,610	67,519
Zuercher Kantonalbank	7,170	7,044
Other Banks	49,607	51,661
Subtotal	1,487,480	1,541,752
Totals	3,894,846	3,798,978

(*) Corresponds to funds obtained through the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL), granted by the Central Bank of Chile (BCCh) in response to the financials needsgenerated by the spread of the COVID-19 virus. Funds obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the BCCh and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020 until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirements. Both, the FCIC and the LCL, accrue interests at the BCCh overnight rate in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	80

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 19 - Interbank Borrowings, continued

b)	Interbank borrowings by maturity are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	987,492	942,140
After 1 year but within 2 years	864,013	962,045
After 2 years but within 3 years	13,112	8,764
After 3 years but within 4 years	1,995,876	1,847,890
After 4 years but within 5 years	13,272	15,675
After 5 years	21,081	22,464
Totals	3,894,846	3,798,978

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	81

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of March 31, 2021 and December 31, 2020 composition of debt instruments issued and other financial liabilities is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	28,683	30,846
Senior bonds	5,157,982	5,092,979
Subordinated bonds	1,079,609	1,081,031
Subtotals	6,266,274	6,204,856
Other financial liabilities
Liabilities with the public sector	—	—
Borrowings from local financial institutions	23,393	13,123
Foreign borrowings	—	—
Subtotals	23,393	13,123
Totals	6,289,667	6,217,979

Debts classified as short term are those that constitute demand obligations or will expire within a year.

All other debts are classified as long-term. Detail is as follows:

	As of March 31, 2021
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	7,153	21,530	28,683
Senior bonds	347,884	4,810,098	5,157,982
Subordinated bonds	—	1,079,609	1,079,609
Debt instruments issued	355,037	5,911,237	6,266,274
Other financial liabilities	23,393	—	23,393

	As of December 31, 2020
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,595	24,251	30,846
Senior bonds	321,678	4,771,301	5,092,979
Subordinated bonds	—	1,081,031	1,081,031
Debt instruments issued	328,273	5,876,583	6,204,856
Other financial liabilities	13,123	—	13,123

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	82

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of March 31, 2021 and December 31, 2020.

a)Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	7,153	6,595
After 1 year but within 2 years	5,347	5,638
After 2 years but within 3 years	3,844	5,068
After 3 years but within 4 years	4,578	4,544
After 4 years but within 5 years	3,022	3,484
After 5 years	4,739	5,517
Totals	28,683	30,846

b)Senior bonds

Details for senior bonds, by currency, are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Bonds in UF	4,238,227	4,134,994
Bonds in CLP	393,772	399,992
Bonds in COP	525,983	557,993
Totals	5,157,982	5,092,979

Detail of maturities for senior bonds is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	347,884	321,678
After 1 year but within 2 years	452,928	486,427
After 2 years but within 3 years	304,873	309,111
After 3 years but within 4 years	618,397	589,699
After 4 years but within 5 years	566,181	592,851
After 5 years	2,867,719	2,793,213
Totals	5,157,982	5,092,979

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	83

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the three-month period ended on March 31, 2021:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01-15-2021	03-09-2029
BITADD0919	UF	1,000,000	8 years and 2 months	0.75% annual	01-19-2021	03-09-2029
BITADB0919	UF	1,000,000	6 years and 1 month	0.75% annual	02-10-2021	03-09-2027
BITADB0919	UF	2,000,000	6 years	0.75% annual	03-11-2021	03-09-2027
Totals		5,000,000

Senior bonds issued during the year ended December 31, 2020:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01-14-2020	10-09-2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01-14-2020	10-09-2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01-14-2020	10-09-2025
BITACR0418	UF	3,000,000	5 years and 9 months	2% annual	04-08-2020	10-09-2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04-08-2020	10-09-2026
Totals		8,000,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
SERIE A-60	COP	148.100.000.000	5 years	6.00% annual	02-27-2020	02-27-2025
SERIE U-120	COP	351.837.710.484	10 years	2.71% annual	02-27-2020	02-27-2030
SERIE A SUBSERIE A60	COP	165.915.000.000	5 years	4.83% annual	09-29-2020	09-29-2025
SUBSERIE B36	COP	134.100.000.000	3 years	1.28% annual	09-29-2020	09-29-2023
Totals		799,952,710,484

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	84

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Bonds in UF	96,288	95,373
Bonds in CLP	811,560	811,185
Bonds in COP	171,761	174,473
Totals	1,079,609	1,081,031

Detail of maturities for subordinated bonds is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	30,763	10,082
After 2 years but within 3 years	122,480	21,706
After 3 years but within 4 years	—	122,290
After 4 years but within 5 years	—	—
After 5 years	926,366	926,953
Totals	1,079,609	1,081,031

As of March 31, 2021 and for the year ended on December 31, 2020 no issuance of subordinated bonds took place.

d)	Other financial obligations

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	23,393	13,123
Others	—	—
Totals other financial liabilities	23,393	13,123

As of March 31, 2021 and December 31, 2020, the Bank has not incurred in any default in payments of principal, interest or others in regard to debt instruments issued.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	85

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 21 - Provisions

Provisions disclosed in liabilities as of March 31, 2021 and December 31, 2020 present the following detail:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Provisions for personnel salaries and expenses	86,646	90,739
Provisions for mandatory dividends	27,067	—
Provisions for contingent loans risk (1)	50,103	44,049
Provisions for contingencies (2)	109,819	142,423
Provisions for country risk	5,046	5,072
Totals	278,681	282,283

(1)	See Note 23, letter c
(2)	Includes additional provisions for commercial portfolio for MCh$48,597, consumer portfolio for MCh$12,022 and mortgage portfolio for MCh$45,060. (As of December 31, 2020 includes additional provisions for commercial loans for MCh$53,373, mortgage for MCh$15,500 and consumer loans for MCh$68,975)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	86

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 22 - Other Liabilities

As of March 31, 2021 and December 31, 2020 composition of this item is as follows:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Accounts and documents payable (1)	394,505	310,713
Collateral for financial operations	186,562	308,674
Accounts payable through intermediaries	47,580	24,572
VAT and other monthly taxes	15,650	15,862
Deferred commissions	3,416	7,690
Income received in advance (2)	20,512	21,782
Dividends payable	233	246
Other liabilities	15,594	10,495
Totals	684,052	700,034

(1)	Groups obligations that do not correspond to the business operations, such as purchases of materials, obligations for leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment.
(2)	Comprises of fees earned by the financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	87

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities

a)	Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for Ch$237 million as of March 31, 2021 and Ch$545 million as of December 31, 2020, respectively have been established in the Interim Consolidated Financial Statements.

Other lawsuits in Chile against the Bank without provision

There are other legal actions filed against the Bank in relation to the operations of the business. The Bank's maximum exposure for these lawsuits amounts to approximately Ch$23,619 million as of March 31, 2021 and Ch$22,737 million as of December 31, 2020. However, Management’s opinion based on reports from the Legal Division as of March 31, 2021, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements, so there are no provisions established for them.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to Ch$34,767 million as of March 31, 2021 (Ch$35,043 million as of December 2020). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of Ch$90 million as of March 31, 2021 (Ch$94 million as of December 31, 2020).

b)	Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup helds (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	88

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities, continued

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of the banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías Spa and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros de Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	89

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions (*)
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2021	202	2021	2020
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	442,317	437,396	9,671	9,175
Confirmed foreign letters of credit	1,696	2,207	1	1
Documentary letters of credit issued	170,963	136,561	886	685
Letters of credit issued	1,374,423	1,407,102	12,569	12,910
Available on demand credit lines	3,892,503	2,656,219	16,139	11,833
Other credit commitments	741,629	754,375	10,837	9,445
Totals	6,623,531	5,393,860	50,103	44,049

(*)	See Note 21
d)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Third party operations
Collections	16,675	16,540
Transferred financial assets managed by the Bank	1,165,075	1,183,053
Third party funds under management	—	—
Subtotals	1,181,750	1,199,593
Custody of securities
Securities held in custody	2,652,284	2,269,967
Securities held in custody deposited in other entities	247	259
Securities issued by the Bank held in custody	106,097	105,585
Subtotals	2,758,628	2,375,811
Commitments
Others	—	—
Subtotals	—	—
Totals	3,940,378	3,575,404

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	90

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities

e)	Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial needs generated by the Covid-19 pandemic, the Central Bank of Chile (BCCh) has implemented the new Conditional Funding Facility (FCIC) and the Liquidity Credit Line (LCL) as measures to support liquidity and credit access for the Chilean economy. The FCIC program is guaranteed by high credit quality loans and/or bonds issued by the BCCh. The FCIC program provides banks access to 4-year loans at the policy rate, with available funds size increasing as a function of additional loans and financial instruments pledged as collateral .This measure includes the possibility to substitute the financial instruments on which the collateral was initially pledged to the BCCh, if required.

As of March 31, 2021, the Bank has pledged 177 loans to guarantee the access to the new Conditional Funding Facility (FCIC) provided by the BCCh. The principal of the loans amounts to MCh$1,903,478 (MCh$1,766,997 as of December 31,2020), while the credit quality of the loans varies between A1 and A4 according to our loans rating policy, which are from the highest quality. Additionally, the Bank has pledged as collateral, financial instruments from the FVTOCI portfolio for an amount of MCh$591,177 (MCh$319,213 as of December 31,2020).

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2020	04-14-2021	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-22-2020	04-22-2021	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2020	06-22-2021	10,000	Comisión para el Mercado Financiero

In addition, the company has contracted an insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A.	06-15-2020	05-31-2021	5,000 and 10,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	91

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 23 - Contingencies, Commitments, and Responsibilities

The Company pledged the shares that holds of the Santiago Stock Exchange in favor the insurance company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$2,887 as of March 31, 2021 (MCh$5,325 as of December 31, 2020).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, the company granted a bank guarantee certificate from Itaú Corpbanca for an amount of UF10,000 expiring on June 22, 2021, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager.

There are guarantees constituted of US$100,000 equivalent to MCh$78, to guarantee operations with foreign traders, in Pershing.

As of March 31, 2021, this subsidiary holds financial assets to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$4,921 (MCh$5,988 as of December 31, 2020).

Itaú Administradora General de Fondos S.A.

Below are the documented guarantees that Itaú Corpbanca Administradora General de Fondos S.A. keeps current to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payments of labor and social obligations with the contractor's workers:

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	07-02-2020	07-01-2021	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	92

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 - Equity

a.	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of March 31, 2021 and December 31, 2020 the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Common shares
	As of March 31,	As of December 31,
	2021	2020
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of March 31, 2021 and December 31, 2020 the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the three-month period ended March 31, 2021 and the year ended on December 31, 2020 there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of March 31, 2021 and December 31, 2020 is as follows:

	Shares
Company name or shareholder name	As of March 31, 2021		As of December 31, 2020
	N° shares	Ownership %	N° shares	Ownership %
Itaú Unibanco	200,966,823,626	39.22%	200,966,823,626	39.22%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	62,567,655,359	12.21%	62,567,655,359	12.21%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%

Familia Saieh	139,186,760,455	27.16%	140,835,760,455	27.49%
Corp Group Banking S.A.	134,442,850,073	26.24%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	4,743,910,382	0.93%	4,707,910,382	0.92%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	155,235,266,299	30.30%	153,586,266,299	29.97%
Stockbrokers	77,171,380,216	15.06%	80,382,817,848	15.69%
ADR holders and foreign investors	37,515,568,965	7.32%	35,127,077,810	6.86%
Local institutional investors	27,569,181,307	5.38%	25,351,261,131	4.95%
Other minority shareholders	12,979,135,811	2.53%	12,725,109,510	2.47%

Totals	512,406,760,091	100%	512,406,760,091	100%

(1) As of March 31,2021 Includes 36,000,000 shares owned by Corp Group Banking S.A. in custody.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	93

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 - Equity, continued

b.	Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2021 given the situation of loss as of December 31,2020, there was no distribution of profits.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020 the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the 2019 profits.

	Income
	attributable to	Allocated to				Dividend per
	equity holders of	reserves and	Allocated to	Percentage	Number of	share
Exercise	the Bank	retained earnings	dividends	distributed	shares	(in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2020 (Shareholders Meeting March 2021)	(925,479)	—	—	—%	512,406,760,091	—
Year 2019 (Shareholders Meeting March 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798

As of March 31, 2021 and December 31, 2020 basic earnings and diluted earnings are as follows:

	As of Marchr 31, 2021		As of December 31, 2020
Basic earnings and diluted earnings	N° shares	Amount	N° shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period/year	—	90,222	—	(925,479)
Weighted average number of outstanding shares	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	0.176	—	(1.806)
Diluted earnings per share
Net income for the period/year	—	90,222	—	(925,479)
Weighted average number of outstanding shares	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	0.176	—	(1.806)

As of March 31, 2021 and for the year ended on December 31, 2020, there were no dilutive effects.

c.	Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or any impairment.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	94

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 - Equity, continued

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

The following are the equity effects and income taxes as of March 31, 2021 and December 31, 2020:

			Net investments	Exchange differences
	Available for	Cash	in foreign	on investment	Defined
As of March 31, 2021	sale	flows	operations	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2021	29,993	(8,621)	63,339	(26,326)	(8,116)	50,269
Effects for the period	(37,054)	(6,936)	(9,655)	(22,912)	453	(76,104)
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	(60,847)	—	—	(60,847)
Balances as of March 31, 2021	(7,061)	(15,557)	(7,163)	(49,238)	(7,663)	(86,682)

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2021	(11,420)	(40)	(15,168)	—	2,232	(24,396)
Effects for the period	11,457	3,712	2,607	—	(127)	17,649
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	16,686	—	—	16,686
Balances as of March 31, 2021	37	3,672	4,125	—	2,105	9,939

Net balances as of March 31, 2021	(7,024)	(11,885)	(3,038)	(49,238)	(5,558)	(76,743)

			Net investments	Exchange differences
	Available for	Cash	in foreign	on investment	Defined
As of December 31, 2020	sale	flows	operations	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2020	35,170	(822)	(17,383)	35,283	(6,484)	45,764
Effects for the period	(5,177)	(7,799)	80,722	(61,609)	(1,632)	4,505
Balances as of December 31, 2020	29,993	(8,621)	63,339	(26,326)	(8,116)	50,269

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2020	(11,584)	(465)	6,627	—	1,798	(3,624)
Effects for the period	164	425	(21,795)	—	434	(20,772)
Balances as of December 31, 2020	(11,420)	(40)	(15,168)	—	2,232	(24,396)

Net balances as of December 31, 2020	18,573	(8,661)	48,171	(26,326)	(5,884)	25,873

d.	Reserves and retained earnings from previous years

In consideration of the loss situation as of December 31, 2020, in accordance with Chapter B-4 of the CAS, the losses were absorbed at the opening of the current fiscal year with charge to Reserves. As a result of the absorption of losses, the “Retained earnings from prior years” and the “Reserves from earnings” were fully consumed and the “Other non-earnings reserves” decreased by Ch$318,126 million, amounting to Ch$426,712 million as of March 31, 2021.

As of December 31, 2020, the retained earnings of previous years amounted to Ch$156,342 millions, the reserves from profits to Ch$451,011 millions and the other reserves not from profits, which correspond to the adjustments made as a result of the business combination between the Bank Itaú Chile and Corpbanca, at Ch$744,838 million.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	95

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 - Equity, continued

e.	Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of March 31, 2021

					Exchange
	Non-			Available for	differences on	Cash	Defined		Total other	Total
	controlling		Net	sale	investment in	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	Colombia	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.020%	394	11	—	—	—	—	—	—	11
Itaú Corpbanca Colombia S.A. y filiales	12.899%	69,138	1,446	(2,382)	(3,198)	(455)	67	1,128	(4,840)	(3,394)
Totals	—	69,532	1,457	(2,382)	(3,198)	(455)	67	1,128	(4,840)	(3,383)

As of December 31, 2020

					Exchange
	Non-			Available for	differences on	Cash	Defined		Total other	Total
	controlling		Net	sale	investment in	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	Colombia	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	404	(33)	—	—	—	—	—	—	(33)
Itaú Corpbanca Colombia S.A. y filiales (*)	12.900%	72,511	(13,105)	(3,915)	(8,090)	2,117	1,629	29	(8,230)	(21,335)
Totals		72,915	(13,138)	(3,915)	(8,090)	2,117	1,629	29	(8,230)	(21,368)

The following table shows the non-controlling interest movements for the three-month period ended March 31, 2021 and for the year ended on December 31, 2020:

	As of March 31,	As of December 31,
	2021	2020
	MCh$	MCh$
Balances as of January 1,	72,915	94,283
Comprehensive income (loss) for the period/year	(3,383)	(21,368)
Balances for the period ended	69,532	72,915

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	96

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 - Equity, continued

Itaú Corpbanca's main subsidiary with non-controlling interest is as follows:

			As of March 31, 2021		As of December 31, 2020
Entity name				Non-		Non-
		Main	Ownership	controlling	Ownership	controlling
	Country	Business	percentage	interest	percentage	interest
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	Bank	87.100%	12.900%	87.100%	12.900%

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of March 31,	As of December 31,
Statements of Financial Position summary	2021	2020
	MCh$	MCh$

Current assets	4,697,614	5,177,419
Current liabilities	(2,832,184)	(3,184,281)
Net current assets (liabilities)	1,865,430	1,993,138

Non-current assets	823,197	856,927
Non-current liabilities	(2,157,317)	(2,286,951)
Net non-current assets (liabilities)	(1,334,120)	(1,430,024)

Total net assets (liabilities)	531,310	563,114

Accumulated non-controlling interest	69,138	72,511

	For the three-month periods ended
	March 31,
Statements of Income summary	2021	2020
	MCh$	MCh$
Interest income	85,564	120,160
Income (loss) for the period	11,199	3,788
Non-controlling interest income	1,446	487

	For the three-month periods ended
	March 31,
Statements of Cash Flows summary	2021	2020
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(1,101)	78,191
Net cash flows provided by (used in) investing activities	(64,427)	(197,653)
Net cash flows provided by (used in) financing activities	10,208	131,131
Net increase (decrease) in cash flows	(55,320)	11,669

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	97

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 24 – Equity, continued

f.	Consolidated comprehensive income for the period

	For the three-month periods ended March 31,
	2021			2020
	Equity	Non-		Equity	Non-
	holders of	controlling		holders of	controlling
Items	the Bank	interest	Totals	the Bank	interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period	90,222	1,457	91,679	27,130	517	27,647

Other comprehensive income (loss) before income taxes
Available for sale investments	(37,054)	(2,382)	(39,436)	(19,126)	(6,189)	(25,315)
Net investment in foreign operations hedges	(9,655)	—	(9,655)	45,843	—	45,843
Cash flow hedges	(6,936)	(455)	(7,391)	(21,413)	241	(21,172)
Exchange differences	(22,912)	(3,198)	(26,110)	(30,610)	(4,798)	(35,408)
Defined benefits obligations	453	67	520	(997)	1,723	726
Subtotals	(76,104)	(5,968)	(82,072)	(26,303)	(9,023)	(35,326)
Income taxes
Available for sale investments	11,457	751	12,208	3,460	2,175	5,635
Net investment in foreign operations hedges	2,607	—	2,607	(12,378)	—	(12,378)
Cash flow hedges	3,712	396	4,108	4,815	(519)	4,296
Defined benefits obligations	(127)	(19)	(146)	274	(476)	(202)
Subtotals	17,649	1,128	18,777	(3,829)	1,180	(2,649)
Other comprehensive income (loss) for the period	(58,455)	(4,840)	(63,295)	(30,132)	(7,843)	(37,975)
Comprehensive income (loss) for the period	31,767	(3,383)	28,384	(3,002)	(7,326)	(10,328)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	98

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Interim Consolidated Statement of Income for the period.

a.	The composition of interest income, including the effects related to hedge accounting, for the three and three-month periods ended March 31, 2021 and 2020, is as follows:

	For the three-month periods ended March 31,
	2021				2020
		Inflation				Inflation
		indexation	Prepayment			indexation	Prepayment
Interest income	Interest	adjustment	fees	Totals	Interest	adjustment	fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	431	—	—	431	1,052	—	—	1,052
Interbank loans	77	—	—	77	972	—	—	972
Commercial loans	140,280	46,747	2,359	189,386	186,425	44,504	1,925	232,854
Mortgage loans	44,604	51,681	189	96,474	46,975	43,444	379	90,798
Consumer loans	74,303	47	493	74,843	90,426	57	656	91,139
Financial investments	10,262	9,190	—	19,452	21,472	10,301	—	31,773
Other interest income	1,531	340	—	1,871	2,629	316	—	2,945
Gain (loss) from hedge accounting	6,328	(23,768)	—	(17,440)	7,301	(16,676)	—	(9,375)
Totals	277,816	84,237	3,041	365,094	357,252	81,946	2,960	442,158

b.	For the three and three-month periods ended March 31, 2021 and 2020, the amount due for interest and inflation-indexation adjustments including the effect related to hedge accounting, is as follows:

	For the three-month periods ended March 31,
	2021			2020
		Inflation			Inflation
		indexation			indexation
Interest expense	Interest	adjustment	Totals	Interest	adjustment	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(7.162)	(167)	(7.329)	(14,002)	(118)	(14,120)
Obligations under repurchase agreements	(956)	(1)	(957)	(4,855)	(5)	(4,860)
Time deposits and other time liabilities	(31,786)	(3,265)	(35.051)	(86,870)	(2,964)	(89,834)
Interbank borrowings	(6,344)	—	(6.344)	(17,823)	—	(17,823)
Debt instruments issued	(46,778)	(54,159)	(100.937)	(53,605)	(50,591)	(104,196)
Other financial liabilities	(14)	—	(14)	(119)	—	(119)
Lease contracts liabilities	(1,121)	—	(1.121)	(1,309)	(40)	(1,349)
Other Interest expense	(14)	(2,010)	(2,024)	(21)	(1,872)	(1,893)
Gain (loss) from hedge accounting	16,517	—	16,517	10,006	—	10,006
Totals	(77,658)	(59,602)	(137,260)	(168,598)	(55,590)	(224,188)

For purposes of the Interim Consolidated Statement of cash flows, the net amount of interest and inflation-indexation adjustments for the three-month period ended March 31, 2021 is Ch$227,834 million (Ch$217,970 million for the three-month period ended March 31, 2020).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	99

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 26 - Fee and Commission Income and Expense

a)	Fee and commission income

This item comprises the amount of all commissions accrued and paid during the period that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

	For the three-month
	periods ended
	March 31,
Fee and commission income	2021	2020
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	632	353
Fees and commissions from guarantees and letters of credit	4,388	5,277
Fees and commissions from card services	15,705	18,207
Fees and commissions from accounts management	2,816	3,569
Fees and commissions from collections and payments	5,752	5,782
Fees and commissions from brokerage and securities management	1,764	2,435
Fees and commissions from asset management	5,383	5,932
Compensation for insurance brokerage fees	8,679	7,780
Investment banking and advisory fees	2,571	3,073
Fees and commissions from student loans ceded	1,434	1,481
Commissions on loan transactions	150	401
Commissions from mortgage credits	5	11
Other fees from services rendered	1,789	1,172
Other commissions earned	1,092	2,132
Totals	52,160	57,605

b)	Fee and commission expense

This item includes expenses for commissions accrued during for the period, according to the following detail:

	For the three-month
	periods ended
	March 31,
Fee and commission expense	2021	2020
	MCh$	MCh$
Compensation for card operation	(8,661)	(13,370)
Fees and commissions for securities transactions	(948)	(1,217)
Commissions paid for foreign trade transactions	(830)	(616)
Commissions paid for customer loyalty program benefits	(3,154)	(955)
Commissions paid for services to customers management	(416)	(561)
Other commissions paid	(1,425)	(1,654)
Totals	(15,434)	(18,373)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	100

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 27 - Net Income (Loss) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three-month
	periods ended
	March 31,
Net Income (Loss) from Financial Operations	2021	2020
	MCh$	MCh$
Trading investments	(9,051)	1,558
Financial derivative contracts (trading)	55,589	161,528
Sale of loans and accounts receivable from customers (*)	(112)	(458)
Available for sale investments	10,475	18,060
Others	2,485	1,797
Totals	59,386	182,485

(*)	See detail in Note 10, letter c).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	101

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 28 - Net Foreign Exchange Income (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange income (loss) details are as follow:

	For the three-month
	periods ended
Net Foreign Exchange Income (Loss)	March 31,
	2021	2020
	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(895)	(84,369)
Other foreign currency Exchange gains (losses)	664	1,662
Subtotals	(231)	(82,707)
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	276	1,453
Adjustment for other assets	2	11
Net gain (loss) from hedge accounting	1,649	(3,927)
Subtotals	1,927	(2,463)
Totals	1,696	(85,170)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	102

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 29 - Provision for Loan Losses

a.	The movement registered in income for the period related to allowances and impairment due to credit risk, for the three and three-month periods ended March 31, 2021 and 2020, is summarized as follows:

	For the three-month periods ended March 31, 2021
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(402)	(43,170)	—	—	(8,126)	—	—	(51,698)
Collectively assessed	—	(10,186)	(9,395)	(67,875)	(166)	—	—	(87,622)
Income (loss) for provisions established (*)	(402)	(53,356)	(9,395)	(67,875)	(8,292)	—	—	(139,320)
Provisions released
Individually assessed	371	26,266	—	—	1,581	—	—	28,218
Collectively assessed	—	4,701	2,726	18,764	193	30,361	—	56,745
Income (loss) for provisions released (*)	371	30,967	2,726	18,764	1,774	30,361	—	84,963
Recovery of loans previously charged-off	—	5,000	1,048	8,924	—	—	—	14,972
Net charge to income	(31)	(17,389)	(5,621)	(40,187)	(6,518)	30,361	—	(39,385)

	For the three-month periods ended March 31, 2020
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(308)	(64,338)	—	—	(6,129)	—	—	(70,775)
Collectively assessed	—	(21,300)	(5,939)	(55,279)	(213)		—	(82,731)
Income (loss) for provisions established (*)	(308)	(85,638)	(5,939)	(55,279)	(6,342)	—	—	(153,506)
Provisions released
Individually assessed	325	14,652	—	—	3,078	—	—	18,055
Collectively assessed	—	1,910	2,126	13,386	134	—	—	17,556
Income (loss) for provisions released (*)	325	16,562	2,126	13,386	3,212	—	—	35,611
Recovery of loans previously charged-off	—	5,287	641	8,227	—	—	—	14,155
Net charge to income	17	(63,789)	(3,172)	(33,666)	(3,130)	—	—	(103,740)

(*) The detail of the amounts presented in the Interim Consolidated Cash Flow Statements is as follows:

	For the three-month periods ended
	March 31,
	2021	2020
	MCh$	MCh$
Charge to income for provisions established	139,320	153,506
Credit to income for provisions used	(84,963)	(35,611)
Totals	54,357	117,895

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	103

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 30 - Personnel Salaries and Expenses

Personnel salaries and expenses for the three and three-month periods ended March 31, 2021 and 2020, are broken down as follows:

	For the three-month
	periods ended
Personnel Salaries and Expenses	March 31,
	2021	2020
	MCh$	MCh$
Personnel compensation	(43,721)	(46,521)
Bonuses and gratifications	(18,911)	(17,277)
Compensation for years of service	(3,546)	(2,829)
Training expenses	(70)	(273)
Health and life insurance	(710)	(715)
Other personnel expenses	(5,278)	(5,231)
Totals	(72,236)	(72,846)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	104

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 31 - Administrative Expenses

For the three and three-month periods ended on March 31, 2021 and 2020, the composition of this item is as follows:

	For the three-month
	periods ended
Administrative Expenses	March 31,
	2021	2020
	MCh$	MCh$
Administration expenses	(45,846)	(43,175)
Maintenance and repair of fixed assets	(8,072)	(8,332)
Insurance payments	(4,647)	(3,712)
Office supplies	(310)	(355)
IT and communications expenses	(12,958)	(11,443)
Utilities and other services	(932)	(1,060)
Security and transportation of securities services	(1,472)	(1,201)
Representation and personnel travel expenses	(206)	(642)
Legal and notarial expenses	(5,037)	(6,309)
Technical reports fees	(7,169)	(2,129)
Professional services fees	(258)	(319)
Fines applied by the CMF	(79)	—
Other expenses of obligations for lease agreements	(69)	(10)
Expenses for lease	(399)	(339)
ATM maintenance and management services	(632)	(627)
Temporary external services	(39)	(81)
Postage and mailing expenses	(433)	(522)
Internal events	(128)	(213)
Donations	(227)	(956)
Hired services	(985)	(1,107)
Other services	(77)	(77)
Commercial programs	(106)	(179)
Credit card management services	(416)	(979)
Other administrative expenses	(1,195)	(2,583)

Outsourced services	(6,844)	(6,536)
Data processing	(2,539)	(3,125)
Products sales	(331)	(258)
Others	(3,974)	(3,153)

Board expenses	(326)	(298)
Board of Directors compensation	(326)	(298)
Other expenses of the Board	—	—

Marketing and advertising expenses	(2,588)	(2,704)

Non income taxes and contributions	(7,514)	(9,010)
Real estate contributions	(48)	(88)
Patents	(342)	(339)
Contributions to the CMF	(2,256)	(2,191)
Other taxes (*)	(4,868)	(6,392)
Totals	(63,118)	(61,723)

(*) This amount corresponds mainly to taxes, different from income taxes that affect Itaú Corpbanca Colombia SA and its subsidiaries (Colombia segment), originated from local financial transactions, the permanent performance of commercial activities or services, taxes on non-discounted value added and wealth tax, among others.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	105

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 32 - Depreciation, Amortization, and Impairment

a.Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the three-month periods ended March 31, 2021 and 2020, are detailed below:

		For the three-month
		periods ended
Depreciation and amortization	Note	March 31,
		2021	2020
		MCh$	MCh$
Amortization of intangible assets	13	(13,023)	(19,741)
Depreciation of fixed assets	14	(2,970)	(3,325)
Depreciation of right to use assets under lease agreements	15	(8,582)	(9,294)
Totals		(24,575)	(32,360)

b.Impairment

As of March 31, 2021 and 2020, no impairment was recorded.

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chilean subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredor de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	106

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 33 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of publicly traded companies and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties

As of March 31, 2021 and December 31, 2020 the loans granted to related persons are detailed below

	As of March 31, 2021			As of December 31, 2020
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	148,606	10,058	6,828	150,796	10,037	6,517
Mortgage loans	—	—	31,340	—	—	30,124
Consumer loans	—	—	6,997	—	—	7,189
Gross loans and accounts receivable from customers	148,606	10,058	45,165	150,796	10,037	43,830
Allowance for loan losses	(7,043)	(984)	(366)	(6,333)	(885)	(348)
Net loans and accounts receivable from customers	141,563	9,074	44,799	144,463	9,152	43,482
Contingent loans
Contingent loans	7,971	24,026	17,170	6,785	22,520	12,222
Provisions for contingent loans	(12)	(339)	(20)	(8)	(334)	(17)
Net contingent loans	7,959	23,688	17,150	6,777	22,186	12,205

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	107

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 33 - Related Party Transactions, continued

b.	Other transactions and contracts with related parties

Below are the balances as of March 31, 2021 and December 31, 2020, for transactions with related parties and the impact on income for the three-month periods ended March 31, 2021 and 2020:

		As of			As of	As of
		March 31, 2021			December 31, 2020	March 31, 2020
		Balances			Balances
		receivable	Effect on income		receivable	Effect on income
		(payable)	Income	(Expense)	(payable)	Income	(Expense)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	—	—	—	(8)
Combanc S.A.	Data transmission services	—	—	(111)	—	—	(143)
Comder Contraparte Central S.A.	Banking services	—	—	(222)	—	—	(222)
Corp Group Holding Inversiones Ltda	Advice	—	—	(73)	—	—	(142)
Inmobiliaria Edificio Corpgroup S.A.	Office rental and common expenses (*)	(13,901)	—	(618)	(14,175)	—	(906)
Inmobiliaria Gabriela S.A.	Leases (*)	(687)	—	(32)	(708)	—	(32)
Inversiones Corp Group Interhold Ltda.	Administrative advice	—	—	(665)	—	—	(647)
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(143)	—	(58)	(198)	—	(351)
Itaú Unibanco	Business management reimbursement	1,370	1,426	(168)	1,549	1,165	(191)
Operadora Tarjeta de Crédito Nexus S.A.	Credit card administration	—	—	(788)	—	—	(963)
Pulso Editorial S.A.	Publishing services	—	—	(24)	—	—	—
Redbanc S.A.	ATM network management	—	—	(889)	—	—	(895)
SMU S.A., Rendic Hnos. S.A.	Lease of ATM spaces (Note 17)	383	—	(608)	991	—	(592)
Transbank S.A.	Credit card administration	—	—	(1,930)	—	—	(4,173)

(*) As of 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. See Note 1 letter g). For disclosure purposes, we have included the present value of the outstanding liability plus accrued interest and interest expense.

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.	Donations

		For the three-month
		period ended
Name or corporate Name	Description	March 31,
		2021	2020
		MCh$	MCh$
Foundation Corpgroup Centro Cultural	Donations	721	758
Foundation Descúbreme	Donations	111	117
Foundation Itaú	Donations	92	97

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	108

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the CMF and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal3 or most advantageous4 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

(i)	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
(ii)	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
(iii)	They are able to enter into a transaction for the asset or liability.
(iv)	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

3 The market with the greatest volume and level of activity for the assets or lialility.

4 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

(i)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
(ii)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

(i)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).
(ii)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
(iii)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

(i)	An estimate of future cash flows for the asset or liability being measured.
(ii)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
(iii)	The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).
(iv)	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
(v)	Other factors that market participants would take into account in these circumstances.
(vi)	For a liability, the credit risk related to that liability, including the entity's own credit risk (i.e. the debtor's).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of March 31, 2021 and December 31, 2020, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of March 31, 2021			As of December 31, 2020
		Estimated fair value			Estimated fair value
	Book value	Recurring	Non-recurring	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,291,402	—	3,291,402	3,089,072	—	3,089,072
Cash items in process of collection	434,518	—	434,518	173,192	—	173,192
Trading investments	439,171	439,171	—	580,369	580,369	—
Investments under resale agreements	68,731	—	68,731	105,580	—	105,580
Financial derivative contracts	2,814,421	2,814,421	—	3,982,803	3,982,803	—
Interbank loans, net	15,800	—	15,800	7,115	—	7,115
Loans and accounts receivable from customers, net	21,813,095	—	22,659,360	21,685,269	—	22,876,758
Available for sale investments	2,804,647	2,804,647	—	3,964,720	3,964,720	—
Held to maturity investments	100,338	—	99,695	111,643	—	110,709
Totals	31,782,123	6,058,239	26,569,506	33,699,763	8,527,892	26,362,426
LIABILITIES
Deposits and other demand liabilities	6,121,358	—	6,121,358	6,197,406	—	6,197,406
Cash in process of being cleared	397,802	—	397,802	154,232	—	154,232
Obligations under repurchase agreements	344,587	—	344,587	638,851	—	638,851
Time deposits and other time liabilities	10,534,033	—	10,601,442	11,433,064	—	11,574,924
Financial derivative contracts	2,534,562	2,534,562	—	3,673,591	3,673,591	—
Interbank borrowings	3,894,846	—	3,886,816	3,798,978	—	3,794,375
Debt instruments issued	6,266,274	—	7,198,540	6,204,856	—	7,330,126
Lease contracts liabilities	143,887	—	153,252	151,885	—	164,304
Other financial liabilities	23,393	—	23,393	13,123	—	13,123
Totals	30,260,742	2,534,562	28,727,190	32,265,986	3,673,591	29,867,341

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a)	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

	As of March 31,	As of December 31,
Measurement at fair value of items on non-recurring basis	2021	2020
	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,291,402	3,089,072
Cash items in process of collection	434,518	173,192
Investments under resale agreements	68,731	105,580
Interbank loans, net	15,800	7,115
Loans and accounts receivable from customers, net	22,659,360	22,876,758
Held to maturity investments	99,695	110,709
Totals	26,569,506	26,362,426
LIABILITIES
Deposits and other demand liabilities	6,121,358	6,197,406
Cash in process of being cleared	397,802	154,232
Obligations under repurchase agreements	344,587	638,851
Time deposits and other time liabilities	10,601,442	11,574,924
Financial derivative contracts	3,886,816	3,794,375
Interbank borrowings	7,198,540	7,330,126
Lease contracts liabilities	153,252	164,304
Other financial liabilities	23,393	13,123
Totals	28,727,190	29,867,341

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Interbank borrowings
●	Debt instruments issued

b)	Fair value measurement of financial assets and liabilities for recording purposes (recurring)

	As of March 31,	As of December 31,
Measurement at fair value of items on a recurring basis	2021	2020
	MCh$	MCh$
ASSETS
Trading securities	439,171	580,369
Chilean Central Bank and Government securities	166,384	108,042
Other securities issued locally	622	271
Foreign government and central bank instruments	226,210	432,178
Other securities issued abroad	13,572	4,861
Investments in mutual funds	32,383	35,017
Available for sale investments	2,804,647	3,964,720
Chilean Central Bank and Government securities	1,993,519	3,056,179
Other securities issued locally	202,104	296,665
Foreign government and central bank instruments	98,697	217,185
Other securities issued abroad	510,327	394,691
Financial derivative contracts	2,814,421	3,982,803
Forwards	199,712	472,208
Swaps	2,613,991	3,509,315
Call options	366	195
Put options	352	1,085
Totals	6,058,239	8,527,892
LIABILITIES
Financial derivative contracts	2,534,562	3,673,591
Forwards	184,131	433,863
Swaps	2,349,041	3,238,371
Call options	811	271
Put options	579	1,086
Totals	2,534,562	3,673,591

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	113

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●Trading investments
●Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of March 31, 2021, the portfolio of derivative contracts both in Chile and Colombia have an aggregate net effect of MCh$23,169 (MCh$40,382 as of December 31, 2020), of CVA and DVA adjustments.

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	—	—	—
Fair value hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Cash flows hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	(23,758)	(40,971)	589	589
Currency forwards	(309)	(443)	192	205
Interest rate swaps	(18,678)	(36,363)	61	37
Currency swaps	(4,771)	(4,165)	336	347
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Totals financial derivatives	(23,758)	(40,971)	589	589

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c)	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of March 31, 2021			As of December 31, 2020
	American			American
Impact calibration	Forward	Basis TAB	Basis TAB	Forward	Basis TAB	Basis TAB
	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP
TAB 30	—	68	—	—	76	—
TAB 90	—	—	—	—	1	—
TAB 180	—	30	13	—	33	15
TAB 360	—	—	2	—	—	3
Totals	—	98	15	—	110	18

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	116

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of March 31, 2021 and December 31, 2020.

	As of March 31, 2021
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	439,171	424,977	14,194	—
Chilean Central Bank and Government securities	166,384	166,384	—	—
Other securities issued locally	622	—	622	—
Foreign government and central bank instruments	226,210	226,210	—	—
Other securities issued abroad	13,572	—	13,572	—
Investments in mutual funds	32,383	32,383	—	—
Available for sale investments	2,804,647	2,587,674	216,973	—
Chilean Central Bank and Government securities	1,993,519	1,993,519	—	—
Other securities issued locally	202,104	—	202,104	—
Foreign government and central bank instruments	98,697	98,697	—	—
Other securities issued abroad	510,327	495,458	14,869	—
Financial derivative contracts	2,814,421	—	2,790,953	23,468
Forwards	199,712	—	197,621	2,091
Swaps	2,613,991	—	2,592,614	21,377
Call options	366	—	366	—
Put options	352	—	352	—
Totals	6,058,239	3,012,651	3,022,120	23,468
LIABILITIES
Financial derivative contracts	2,534,562	—	2,533,698	864
Forwards	184,131	—	183,834	297
Swaps	2,349,041	—	2,348,474	567
Call options	811	—	811	—
Put options	579	—	579	—
Totals	2,534,562	—	2,533,698	864

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	580,369	575,237	5,132	—
Chilean Central Bank and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and central bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Available for sale investments	3,964,720	3,608,717	356,003	—
Chilean Central Bank and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and central bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Financial derivative contracts	3,982,803	—	3,955,538	27,265
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	8,527,892	4,183,954	4,316,673	27,265
LIABILITIES
Financial derivative contracts	3,673,591	—	3,672,751	840
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	3,673,591	—	3,672,751	840

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	117

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

d)	Transfers between level 1 and level 2

For the three-month period ended on March 31, 2021 and for the year ended on December 31, 2020, no transfers were performed between level 1 and 2.

e)	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	118

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020.

	As of March 31, 2021
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	3,576	542	—	(2,027)	—	2,091
Swaps	23,689	(991)	—	(1,321)	—	21,377
Totals	27,265	(449)	—	(3,348)	—	23,468
LIABILITIES
Financial derivative contracts
Forwards	116	1,132	—	(951)	—	297
Swaps	724	(764)	—	607	—	567
Totals	840	368	—	(344)	—	864

	As of December 31, 2020
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	28,603	—	(28,770)	—	27,265
LIABILITIES
Financial derivative contracts
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	725	—	(1,004)	—	840

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	119

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 34 – Fair Value of Financial Assets and Liabilities, continued

f)	Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of March 31, 2021 and December 31, 2020:

	As of March 31, 2021
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,291,402	3,291,402	—	—
Cash items in process of collection	434,518	434,518	—	—
Investments under resale agreements	68,731	68,731	—	—
Interbank loans, net	15,800	15,800	—	—
Loans and accounts receivable from customers, net	22,659,360	—	—	22,659,360
Held to maturity investments	99,695	99,695	—	—
Totals	26,569,506	3,910,146	—	22,659,360
LIABILITIES
Deposits and other demand liabilities	6,121,358	6,121,358	—	—
Cash in process of being cleared	397,802	397,802	—	—
Obligations under repurchase agreements	344,587	344,587	—	—
Time deposits and other time liabilities	10,601,442	—	10,601,442	—
Interbank borrowings	3,886,816	3,886,816	—	—
Debt instruments issued	7,198,540	—	7,198,540	—
Lease contracts liabilities	153,252	—	153,693	—
Other financial liabilities	23,393	23,393	—	—
Totals	28,727,631	10,773,956	17,953,675	—

	As of December 31, 2020
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	3,089,072	—	—
Cash items in process of collection	173,192	173,192	—	—
Investments under resale agreements	105,580	105,580	—	—
Interbank loans, net	7,115	7,115	—	—
Loans and accounts receivable from customers, net	22,876,758	—	—	22,876,758
Held to maturity investments	110,709	110,709	—	—
Totals	26,362,426	3,485,668	—	22,876,758
LIABILITIES
Deposits and other demand liabilities	6,197,406	6,197,406	—	—
Cash in process of being cleared	154,232	154,232	—	—
Obligations under repurchase agreements	638,851	638,851	—	—
Time deposits and other time liabilities	11,574,924	—	11,574,924	—
Interbank borrowings	3,794,375	3,794,375	—	—
Debt instruments issued	7,330,126	—	7,330,126	—
Lease contracts liabilities	164,304	—	164,304	—
Other financial liabilities	13,123	13,123	—	—
Totals	29,867,341	10,797,987	19,069,354	—

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	120

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management

The following is information related to the Bank's Risk Management, regarding the main risks that affect the Bank and its subsidiaries:

a) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank's portfolio, ensuring that it maintains an adequate risk / return ratio. It should be noted that this management includes both the credit risk originated by the effective placements, as well as by the contingent placements.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor's Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

It is these committees that define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

a.1) Individual portfolio risk assessment

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank's total sales.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	121

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days overdue that can be attributed to the company's performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

a.2) Collectively risk assessed portfolios

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii) they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii) it has been subject to forced restructuring or partial debt cancellation.

All other credits that do not follow the restrictions indicated previously for the group portfolio, are identified as part of the normal portfolio.

a.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	122

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank's credit risk as of March 31, 2021 and December 31, 2020, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

		As of March 31,	As of December 31,
Maximum exposure	Notes	2021	2020
		MCh$	MCh$
Interbank loans	9	15,800	7,115
Loans and accounts receivable from customers	10	21,813,095	21,685,269
Financial derivative contracts (*)	8	2,627,859	3,674,129
Investments under resale agreements	7	68,731	105,580
Available for sale investments	11	2,804,647	3,964,720
Held to maturity investments	11	100,338	111,643
Other assets	17	515,484	602,769
Contingent loans	23	6,573,428	5,349,811
Totals		34,519,382	35,501,036

(*)Net of guarantees received under agreements to constitute collaterals.

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

a.4) Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
Other warranties

The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolio correspond to real guarantees of the mortgage and pledge type.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	123

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

a.5) Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF. A detail by credit risk category is presented below:

	As of March 31, 2021			As of December 31, 2020
	Individually	% over total		Coverage	Individually	% over total		Coverage
Categories	assessed	portfolio	Allowance	ratio	assessed	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	168,239	0.74%	61	0.04%	163,981	0.73%	59	0.04%
A2	526,134	2.32%	255	0.05%	514,946	2.28%	237	0.05%
A3	2,170,109	9.55%	3,605	0.17%	2,182,085	9.66%	3,708	0.17%
A4	4,184,504	18.42%	34,388	0.82%	4,223,518	18.70%	35,304	0.84%
A5	2,880,773	12.68%	59,610	2.07%	2,952,521	13.07%	60,288	2.04%
A6	1,004,808	4.42%	35,447	3.53%	920,044	4.07%	35,739	3.88%
Normal risk portfolio	10,934,567	48.13%	133,366	1.22%	10,957,095	48.51%	135,335	1.24%
B1	421,948	1.86%	8,292	1.97%	431,934	1.91%	9,868	2.28%
B2	153,531	0.68%	10,408	6.78%	161,455	0.71%	11,899	7.37%
B3	85,442	0.38%	10,284	12.04%	163,779	0.73%	14,573	8.90%
B4	210,504	0.93%	50,374	23.93%	208,409	0.92%	50,590	24.27%
Substandard portfolio	871,425	3.85%	79,358	9.11%	965,577	4.27%	86,930	9.00%
C1	114,977	0.51%	2,299	2.00%	98,267	0.44%	1,966	2.00%
C2	129,462	0.57%	12,946	10.00%	64,065	0.28%	6,407	10.00%
C3	169,674	0.75%	42,418	25.00%	166,851	0.74%	41,712	25.00%
C4	180,437	0.79%	72,175	40.00%	186,406	0.83%	74,562	40.00%
C5	129,574	0.57%	84,725	65.39%	129,078	0.57%	84,403	65.39%
C6	183,032	0.81%	166,570	91.01%	189,123	0.84%	172,051	90.97%
Non-compliant portfolio	907,156	4.00%	381,133	42.01%	833,790	3.69%	381,101	45.71%
Subtotals	12,713,148	55.98%	593,857	4.67%	12,756,462	56.47%	603,366	4.73%

	As of March 31, 2021				As of December 31, 2020
		% over total		Coverage		% over total		Coverage
Categories	Group	portfolio	Allowance	ratio	Group	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,897,394	8.35%	34,777	1.83%	1,846,763	8.18%	32,656	1.77%
Non-compliant portfolio	209,571	0.91%	54,045	25.79%	224,669	0.99%	57,887	25.77%
Commercial portfolio	2,106,965	9.26%	88,822	4.22%	2,071,432	9.17%	90,543	4.37%
Normal risk portfolio	5,199,779	22.89%	18,111	0.35%	5,035,914	22.29%	17,096	0.34%
Non-compliant portfolio	225,334	0.99%	26,545	11.78%	232,010	1.03%	24,991	10.77%
Mortgage portfolio	5,425,113	23.88%	44,656	0.82%	5,267,924	23.32%	42,087	0.80%
Normal risk portfolio	2,327,054	10.24%	85,454	3.67%	2,327,922	10.31%	77,431	3.33%
Non-compliant portfolio	144,293	0.64%	90,689	62.85%	165,331	0.73%	90,375	54.66%
Consumer portfolio	2,471,347	10.88%	176,143	7.13%	2,493,253	11.04%	167,806	6.73%
Total portfolio	22,716,573	100.00%	903,478	3.98%	22,589,071	100%	903,802	4.00%

b) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	124

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

b.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

• Positions in foreign currency (MX) within the attributions of the Trading Book.

• Currency mismatches between the assets and liabilities of the Banking Book.

• Currency flow mismatches.

• Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank's equity. This effect is known as "translation risk".

b.1.2) Inflation-indexation and exchange-indexation

The inflation-indexation and exchange-indexation risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	125

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

The positions in currencies of assets and liabilities as of March 31, 2021 and December 31, 2020 are as follows:

							Others	Exchange rate
As of March 31, 2021	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	2,388,890	-	634,230	211,578	21,395	35,309	-	3,291,402
Cash items in process of collection	5	236,805	-	188,960	3,002	87	5,664	-	434,518
Trading investments	6	199,389	-	-	239,782	-	-	-	439,171
Investments under resale agreements	7	63,842	-	-	4,889	-	-	-	68,731
Financial derivative contracts	8	1,848,569	297,940	667,912	-	-	-	-	2,814,421
Interbank loans, net	9	-	-	7,206	8,594	-	-	-	15,800
Loans and accounts receivable from customers, net	10	5,950,254	9,032,955	2,927,718	3,868,140	21,629	2,086	10,313	21,813,095
Available for sale investments	11	1,289,589	793,191	134,439	587,428	-	-	-	2,804,647
Held to maturity investments	11	-	-	-	100,338	-	-	-	100,338
Investments in companies	12	8,368	-	-	3,598	-	-	-	11,966
Intangibles	13	675,589	-	129	33,879	-	-	-	709,597
Fixed assets	14	30,643	-	311	21,840	-	-	-	52,794
Right of use assets under lease agreements	15	129,149	-	6,378	26,090	-	-	-	161,617
Current taxes	16	53,914	-	1,462	22,379	-	-	-	77,755
Deferred taxes	16	234,847	-	18,028	50,644	-	-	-	303,519
Other assets	17	176,588	5,247	292,129	39,101	2,169	-	250	515,484
TOTAL ASSETS		13,286,436	10,129,333	4,878,902	5,221,282	45,280	43,059	10,563	33,614,855

Deposits and other demand liabilities	18	3,278,630	15,949	691,201	2,114,663	20,830	85	-	6,121,358
Cash in process of being cleared	5	215,342	-	171,885	29	7,385	3,161	-	397,802
Obligations under repurchase agreements	7	242,216	-	-	102,371	-	-	-	344,587
Time deposits and other time liabilities	18	7,281,576	409,774	1,487,296	1,355,372	14	-	1	10,534,033
Financial derivative contracts	8	1,534,158	344,923	563,869	91,612	-	-	-	2,534,562
Interbank borrowings	19	2,407,366	-	1,426,763	60,203	514	-	-	3,894,846
Debt instruments issued	20	745,590	4,822,940	122,872	574,872	-	-	-	6,266,274
Other financial liabilities	20	23,393	-	-	-	-	-	-	23,393
Lease contracts liabilities	15	495	112,249	6,280	24,726	-	-	137	143,887
Current taxes	16	734	-	-	883	-	-	-	1,617
Deferred taxes	16	16	-	-	104	-	-	-	120
Provisions	21	176,336	-	945	101,400	-	-	-	278,681
Other liabilities	22	246,257	205,338	150,751	80,560	1,035	111	-	684,052
TOTAL LIABILITIES		16,152,109	5,911,173	4,621,862	4,506,795	29,778	3,357	138	31,225,212
Assets (liabilities), net		(2,865,673)	4,218,160	257,040	714,487	15,502	39,702	10,425	2,389,643

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	126

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

							Others	Exchange rate
As of December 31, 2020	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,232,614	-	1,501,888	294,522	28,315	31,733	-	3,089,072
Cash items in process of collection	5	110,503	-	61,819	93	9	768	-	173,192
Trading investments	6	142,975	355	-	437,039	-	-	-	580,369
Investments under resale agreements	7	84,173	-	-	21,407	-	-	-	105,580
Financial derivative contracts	8	2,529,980	387,035	1,039,536	19,967	6,285	-	-	3,982,803
Interbank loans, net	9	-	-	7,115	-	-	-	-	7,115
Loans and accounts receivable from customers, net	10	5,853,231	8,959,138	2,852,755	3,986,849	23,704	-	9,592	21,685,269
Available for sale investments	11	2,553,429	696,307	103,503	611,481	-	-	-	3,964,720
Held to maturity investments	11	-	-	7,297	104,346	-	-	-	111,643
Investments in companies	12	8,710	-	-	3,273	-	-	-	11,983
Intangibles	13	682,535	-	172	35,976	-	-	-	718,683
Fixed assets	14	31,833	-	335	23,852	-	-	-	56,020
Right of use assets under lease agreements	15	135,625	-	7,082	27,896	-	-	-	170,603
Current taxes	16	43,533	-	1,844	19,322	-	-	-	64,699
Deferred taxes	16	245,271	-	18,739	50,102	-	-	-	314,112
Other assets	17	145,705	11,883	388,141	56,770	-	-	270	602,769
TOTAL ASSETS		13,800,117	10,054,718	5,990,226	5,692,895	58,313	32,501	9,862	35,638,632

Deposits and other demand liabilities	18	3,186,296	13,448	737,892	2,238,247	21,435	88	-	6,197,406
Cash in process of being cleared	5	82,287	-	52,244	1	1,528	18,172	-	154,232
Obligations under repurchase agreements	7	399,593	-	-	239,258	-	-	-	638,851
Time deposits and other time liabilities	18	8,042,117	402,118	1,539,760	1,449,054	14	-	1	11,433,064
Financial derivative contracts	8	2,031,193	476,910	986,508	170,598	8,382	-	-	3,673,591
Interbank borrowings	19	2,257,226	-	1,384,248	47,768	368	109,368	-	3,798,978
Debt instruments issued	20	835,961	4,636,431	122,734	609,730	-	-	-	6,204,856
Other financial liabilities	20	13,123	-	-	-	-	-	-	13,123
Lease contracts liabilities	15	561	118,189	6,987	25,992	-	-	156	151,885
Current taxes	16	596	-	-	1,170	-	-	-	1,766
Deferred taxes	16	-	-	-	237	-	-	-	237
Provisions	21	174,417	-	6,953	100,913	-	-	-	282,283
Other liabilities	22	175,812	159,834	274,827	79,442	66	-	10,053	700,034
TOTAL LIABILITIES		17,199,182	5,806,930	5,112,153	4,962,410	31,793	127,628	10,210	33,250,306
Assets (liabilities), net		(3,399,065)	4,247,788	878,073	730,485	26,520	(95,127)	(348)	2,388,326

b.1.3) Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off-balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	127

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades for the periods ended on March 31, 2021 and December 31, 2020:

	As of March 31, 2021
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	8,625,356	3,118,525	4,848,551	5,205,486	10,076,170	31,874,088
CLP	5,186,581	901,940	1,855,233	2,448,685	1,875,781	12,268,220
CLF	397,937	635,453	1,537,474	1,702,955	7,165,942	11,439,761
USD	1,618,739	876,577	640,685	126,358	192,385	3,454,744
COP	1,422,099	704,555	815,159	927,488	842,062	4,711,363
Liabilities	(15,401,174)	(2,795,035)	(4,435,268)	(1,367,044)	(8,127,451)	(32,125,972)
CLP	(9,703,585)	(1,975,125)	(2,269,475)	(318,814)	(2,095,700)	(16,362,699)
CLF	(237,427)	(55,234)	(277,705)	(764,286)	(5,674,728)	(7,009,380)
USD	(2,035,284)	(497,054)	(1,200,946)	(3,584)	—	(3,736,868)
COP	(3,424,878)	(267,622)	(687,142)	(280,360)	(357,023)	(5,017,025)
Derivative	118,412	(40,238)	(28,609)	(213,873)	425,035	260,727
CLP	(225,165)	93,025	1,842,877	1,181,631	24,493	2,916,861
CLF	(549,665)	(3,384)	(1,925,130)	(1,218,827)	1,076,660	(2,620,346)
USD	154,218	(33,100)	27,975	3,033	(2,203)	149,923
COP	739,024	(96,779)	25,669	(179,710)	(673,915)	(185,711)

	As of December 31, 2020
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	9,817,266	2,565,202	5,585,956	5,174,445	9,793,262	32,936,131
CLP	4,885,891	845,251	2,289,124	2,252,567	1,918,038	12,190,871
CLF	539,004	502,506	1,683,797	1,586,457	6,989,721	11,301,485
USD	2,523,089	571,066	885,045	123,608	201,009	4,303,817
COP	1,869,282	646,379	727,990	1,211,813	684,494	5,139,958
Liabilities	(15,149,162)	(2,808,356)	(4,363,629)	(1,818,488)	(7,983,018)	(32,122,653)
CLP	(10,169,966)	(1,637,063)	(2,477,283)	(661,668)	(1,950,514)	(16,896,494)
CLF	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,883)	(6,908,602)
USD	(2,152,414)	(884,847)	(939,496)	(3,590)	—	(3,980,347)
COP	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)	(4,337,210)
Derivative	(149,153)	(133,655)	(133,194)	(376,852)	949,461	156,607
CLP	830,637	1,429,392	516,336	272,765	24,985	3,074,115
CLF	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038	(2,165,038)
USD	103,599	(24,269)	87,848	(24,433)	(12,182)	130,563
COP	180,149	(743,503)	(74,962)	(180,337)	(64,380)	(883,033)

The expositions presented above correspond to the present values resulting from:

• Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

• Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

• Discount the flows of items accounted to the market at the market rate.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	128

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

b.1.4) Volatility risk

In addition to the exposure associated with the underlying asset, the issuance of options involves other risks. These are caused by the non-linear relationship between the profit generated by the option and the price and the levels of the underlying factors, as well as by exposure to changes in the volatility of the price of the underlying asset.

b.2) Liquidity Risk

Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of March 31, 2021 and December 31, 2020, are presented below:

	As of March 31, 2021
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,145,662	1,869,866	1,787,155	2,318,711	6,192,707	5,794,794	8,565,472	33,674,367
Cash	3,170,556	—	—	—	—	—	—	3,170,556
Financial instruments recorded at market value	1,740,352	108,368	46,022	22,909	273,573	313,536	168,677	2,673,437
Loans to local banks without credit lines	—	20,577	23,369	20,254	—	—	—	64,200
Credit lines granted to local banks	1,179,735	1,506,206	1,405,528	1,546,585	3,461,966	3,728,782	3,250,219	16,079,021
Commercial loans without credit lines	(56,385)	—	—	—	—	—	—	(56,385)
Commercial credit lines and overdrafts	55,096	144,565	200,076	361,799	1,058,460	477,280	215,231	2,512,507
Consumer loans without credit lines	(75,607)	—	—	—	—	—	—	(75,607)
Consumer credit lines and overdrafts	72,854	79,765	86,546	237,783	937,932	878,355	4,779,722	7,072,957
Residential mortgage loans	166,386	—	19,553	40,304	14	369,036	1,733	597,026
Other transactions or commitments without credit lines	875,839	3,497	2,739	—	366,675	—	—	1,248,750
Derivative contracts	16,836	6,888	3,322	89,077	94,087	27,805	149,890	387,905
Liabilities	(13,255,680)	(2,974,758)	(2,667,214)	(1,606,361)	(1,803,326)	(3,446,056)	(4,573,672)	(30,327,067)
Checking accounts and demand deposits	(6,315,551)	—	—	—	—	—	—	(6,315,551)
Term savings accounts - unconditional withdrawal	(18,554)	—	—	—	—	—	—	(18,554)
Obligations with the Chilean Central Bank without credit lines	(344,337)	(248)	—	—	—	—	—	(344,585)
Credit lines obtained from the Central Bank of Chile	—	—	—	—	(418,140)	(1,993,394)	—	(2,411,534)
Deposits and time deposits	(4,067,571)	(2,696,482)	(1,980,435)	(1,084,975)	(334,372)	(120,274)	(609,490)	(10,893,599)
Foreign borrowings without credit lines	(494,370)	(225,258)	(371,928)	(422,437)	(3,509)	—	—	(1,517,502)
Foreign loans without credit lines	(96)	—	—	—	—	—	—	(96)
Letter of credit obligations	(1,360)	(161)	(1,494)	(3,236)	(11,711)	(8,615)	(5,554)	(32,131)
Bonds payable	(860,118)	(48,911)	(307,848)	(84,998)	(961,699)	(1,295,136)	(3,935,393)	(7,494,103)
Other credit lines obtained	(1,153,723)	(3,698)	(5,509)	(10,715)	(73,895)	(28,637)	(23,235)	(1,299,412)
Net	(6,110,018)	(1,104,892)	(880,059)	712,350	4,389,381	2,348,738	3,991,800	3,347,300

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	129

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

	As of December 31, 2020
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,853,977	1,865,203	2,064,325	2,165,434	6,585,579	5,404,123	8,427,539	34,366,180
Cash	2,944,906	—	—	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	166,319	47,348	620,662	179,215	72,984	3,929,255
Loans to local banks without credit lines	14,021	40,648	20,577	23,369	—	—	—	98,615
Credit lines granted to local banks	1,060,762	1,500,138	1,541,130	1,394,347	3,650,372	3,456,582	3,338,541	15,941,872
Commercial loans without credit lines	(37,094)	—	—	—	—	—	—	(37,094)
Commercial credit lines and overdrafts	52,522	124,295	196,045	345,728	1,005,486	544,448	221,770	2,490,294
Consumer loans without credit lines	(66,702)	—	—	—	—	—	—	(66,702)
Consumer credit lines and overdrafts	71,013	77,691	84,836	230,582	914,108	854,341	4,655,995	6,888,566
Residential mortgage loans	352,299	—	27,972	57,051	16	319,235	1,829	758,402
Other transactions or commitments without credit lines	745,736	4,995	195	—	377,022	—	—	1,127,948
Derivative contracts	6,424	(15,201)	27,251	67,009	17,913	50,302	136,420	290,118
Liabilities	(14,834,148)	(2,840,448)	(2,489,871)	(1,897,454)	(2,147,037)	(3,269,878)	(4,467,535)	(31,946,371)
Checking accounts and demand deposits	(7,101,902)	—	—	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	(19,403)	—	—	—	—	—	—	(19,403)
Obligations with the Chilean Central Bank without credit lines	(636,894)	(1,101)	—	—	—	—	—	(637,995)
Credit lines obtained from the Central Bank of Chile	—	—	—	—	(418,140)	(1,843,405)	—	(2,261,545)
Deposits and time deposits	(4,612,696)	(2,441,779)	(2,184,091)	(1,173,416)	(660,888)	(98,316)	(658,778)	(11,829,964)
Foreign borrowings without credit lines	(561,978)	(375,610)	(241,040)	(377,311)	(23,861)	—	—	(1,579,800)
Foreign loans without credit lines	(120)	—	—	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(1,567)	(3,294)	(12,132)	(9,208)	(6,325)	(34,195)
Bonds payable	(938,590)	(17,783)	(57,672)	(332,658)	(961,623)	(1,289,654)	(3,776,161)	(7,374,141)
Other credit lines obtained	(961,260)	(3,811)	(5,501)	(10,775)	(70,393)	(29,295)	(26,271)	(1,107,306)
Net	(6,980,171)	(975,245)	(425,546)	267,980	4,438,542	2,134,245	3,960,004	2,419,809

Items presented on table above correspond to categories that group financial transactions with similar characteristics from a liquidity point of view.

B.3) LIBOR discontinuation (London Interbank Offered Rate)

The LIBOR has been the main reference to determine the price of financial instruments from mortgages, loans, bond, derivatives, as well as for the construction of discount rates and transfer prices. However, it has recently been challenged its reliability and methodological definition, prompting the UK's Financial Conduct Authority (FCA) to dictate in 2017 and propose the cesation of the LIBOR benchmart December 31, 2021 as the deadline for LIBOR.

By virtue of the foregoing, as of December 31, 2020, the bank has completed the diagnostic phase to determine the impact of transitioning to an alternative rate and is in the process of drawing up a plan for its implementation.

The following table details the exposure based on financial instruments subject to the reform of the reference interest rate, presenting the balances as of March 31, 2021:

Financial intruments based on libor
	Exposure
Financial Statements line item	Assets	Liabilities
	MCh$	MCh$
Non-derivative financial instruments	2,444,183	1,049,757
Loans and accounts receivable from customers	2,444,183	—
Interbank borrowings	—	1,049,757
Financial derivative contracts (1) (2)	997,308	969,760
Totals	3,441,491	2,019,517

(1)	Correspond to the fair value of the operations.

(2)	The total notional amount associated with derivative operations corresponds to MCh$33,229,221.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	130

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

The main items identified included in Loans and accounts receivable from customers correspond to commercial loans in the form of working capital funding, while the operations included in the Interbank borrowings item correspond mainly to international trade financing operations. The derivative items are mainly composed of interest rate swaps.

Additionally, based on Management’s analysis, no risks have been identified that would required meaningful modifications in the risk management strategy implemented by the Bank.

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	131

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

• Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

• Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

• Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

• Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

D) Cybersecurity

The Bank and its affiliated companies collect and process personal and confidential information from its clients as an integral part in the conduct of banking operations and the various services offered through the Internet and other electronic channels. The secure transmission of information through the different electronic channels is essential to maintain the trust of its customers in online services. The use of the Internet and electronic channels exposes the Bank to risks associated with cybersecurity.

Cybersecurity is defined as the set of actions for the protection of digital information assets, as well as the infrastructure that supports it, with the objective of preventing or mitigating the adverse effects of risks and threats on information security and maintaining the continuity of the Bank's business.

Given the importance of cybersecurity and security of the clients' information, the Bank has a Cybersecurity and Fraud Management team, which reports directly to the Corporate Risk Manager.

The Bank's Cybersecurity Management model is based on four (4) Macro processes:

1)	Security and Cybersecurity Governance: focused on risk management, regulatory framework, supplier cybersecurity management and culture and awareness of Cybersecurity culture, for clients and collaborators.
2)	Information protection: Responsible for the identification, classification, protection and authorization of access to information.
3)	Systems security: Definition of security architecture and adherence to cybersecurity guidelines in the technological environment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	132

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 – Risk Management, continued

4)	Cyber defense: Application of industry leading practices in security and assurance of technological equipment (Baseline), detection and remediation of vulnerabilities and detection and response to cybersecurity incidents; evaluation of the Bank's current cybersecurity controls and detection of cybersecurity breaches, evaluation of response to a crisis scenario through cybersecurity exercises and ethical hacking.

E)	Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the periods ended on March 31, 2021 and December 31, 2020, the Bank has fully complied with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the CMF determined that the Bank's Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Equity for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%) and additionally a category intermediate with a risk weighting percentage of 2%. For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	133

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 35 - Risk Management, continued

As of March 31, 2021 and December 31, 2020, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Note	As of March 31,	As of December 31,	As of March 31,	As of December 31,
		2021	2020	2021	2020
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	3,291,402	3,089,072	—	—
Cash items in process of collection	5	434,518	173,192	120,186	30,919
Trading investments	6	439,171	580,369	69,015	90,149
Investments under resale agreements	7	68,731	105,580	68,731	97,525
Financial derivative contracts (*)	8	1,141,575	1,302,692	738,563	859,464
Interbank loans	9	15,800	7,115	15,800	7,115
Loans and accounts receivable from customers	10	21,813,095	21,685,269	18,620,583	18,634,870
Available for sale investments	11	2,804,647	3,964,720	313,304	334,632
Held to maturity investments	11	100,338	111,643	43,988	49,627
Investments in companies	12	11,966	11,983	11,966	11,983
Intangibles	13	709,597	718,683	217,085	226,171
Fixed assets	14	52,794	56,020	52,794	56,020
Right of use asset under lease agreements	15	161,617	170,603	161,617	170,603
Current taxes	16	77,755	64,699	7,776	6,470
Deferred taxes	16	303,519	314,112	30,352	31,411
Other assets	17	515,484	602,769	389,888	410,854
Off-balance sheet assets
Contingent loans		2,801,164	2,381,233	1,680,698	1,428,740
Totals		34,743,173	35,339,754	22,542,346	22,446,553
(*)

Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Commission for the Financial Market.

	Amount			Ratio
	As of March 31,	As of December 31,		As of March 31,	As of December 31,
	2021	2020		2021	2020
	MCh$	MCh$		%	%
Basic capital	2,320,111	2,315,411	(a)	6.67	6.54	(c)
Effective equity	2,984,152	3,044,661	(b)	13.24	13.56	(d)

(a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as "Equity attributable to equity holders" as indicated in the Compendium of Accounting Standards.

(b) The effective equity will be equal to the aforementioned basic capital, subordinated bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.

(c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders' agreement established an "Optimal Regulatory Capital" with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate.

The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$2,320,111 as of March 31, 2021 (MCh$2,315,411 in December 2020).

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Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements (unaudited)
As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

Note 36 - Subsequent Events

Other

Between April 1, and 28 April 2021, the date of issuance of these Interim Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2021	135